Exhibit 99.1

National Grid 2019/20 Full Year Results Statement

London | 18 June 2020: National Grid, a leading energy transmission and distribution company, today announces its Full Year results.

nationalgrid

Report for the year ended 31 March 2020

Business Highlights

- Business continuity plans successfully implemented in response to COVID-19
- Continued progress on 2050 net zero emissions target; achieved 70% reduction on 1990 baseline; new interim target to achieve 80% by 2030
- Record capital investment of £5.4bn leading to strong asset growth of 9%
- Published long-term gas options for New York
- Business plans submitted for RIIO-2
- Cost efficiency programmes delivered around £100m savings
- First renewable project commissioned through Geronimo since acquisition in July

Financial Performance

- Underlying operating profit up 1% to £3.5bn
- COVID-19 impact on earnings, primarily driven by a £117m increased provision for US bad debts
- Statutory operating profit down 3% to £2.8bn
- Underlying EPS down 1% to 58.2p reflecting improved regulated performance, offset by non-recurrence of prior year one-off benefits
- Statutory EPS of 36.8p, impacted by environmental provision, commodity remeasurements, and timing
- Group RoE of 11.7% (2019: 11.8%)
- Achieved 99% of allowed RoE in the US (9.3%)
- Recommended final dividend to bring full year dividend to 48.57p, up 2.6%, in line with policy
- FY21 outlook: assumed COVID-19 underlying operating profit impact of approximately £400m

Financial Summary

Year ended 31 March – continuing operations

	Statutory results			Underlying[1]		
	2020	2019	% change	**2020**	2019	% change
Operating profit (£m)	**2,780**	2,870	(3)%	**3,454**	3,427	1 %
Profit before tax (£m)	**1,754**	1,841	(5)%	**2,493**	2,474	1 %
Earnings per share (p)	**36.8**	44.3	(17)%	**58.2**	58.9	(1)%
Capital investment (£m)	**5,405**	4,506	20 %	**5,405**	4,506	20 %

3,461 million weighted average shares for 2019/20 (2018/19: 3,386 million).

John Pettigrew
Chief Executive

"We have successfully implemented our business continuity plans in response to the COVID-19 pandemic, ensuring the well-being of our staff and customers, whilst maintaining continuity of service. I am proud of our response and contribution to help our customers and communities through these challenging times.

National Grid made good progress in 2019/20. We maintained high levels of reliability across our networks and delivered good financial performance. Asset growth of 9% was underpinned by record investment of £5.4 billion. We achieved continued regulatory progress in the UK, responded proactively to the challenges in downstate New York, whilst further developing our interconnector and renewable portfolios.

Looking ahead, whilst COVID-19 will impact our financial performance in FY21, we expect this to be largely recoverable over future years and therefore anticipate no material economic impact on the Group in the long-term. We continue to target asset growth of 5-7% in the near term and with an efficient balance sheet that underpins asset and dividend growth, the Group is well positioned to create value for shareholders."

[1] 'Underlying' represents statutory results from continuing operations only. It excludes exceptional items, remeasurements, timing and major storm costs. These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 73 and reconciliations of these measures on pages 72 to 83. These measures are not a substitute for IFRS measures, however the Group believes such information is useful in assessing the performance of the business on a comparable basis.

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National Grid 2019/20 Full Year Results Statement Contacts Investor Relations Nick Ashworth +44 (0) 7814 355 590 Jon Clay +44 (0) 7899 928 247 James Flanagan +44 (0) 7970 778 952 Media Molly Neal +44 (0) 7583 102 727 Gemma Stokes +44 (0) 7974 198 333 Teneo Charles Armitstead +44 (0) 7703 330 269 Conference call details An audio call will be held at 09:15 (BST) today. A webcast link is available here. Please use this link to join via a laptop, smartphone or tablet. Should you wish to ask a question, please dial in using the details below. A replay of the webcast will be available soon after the event at investors.nationalgrid.com. Live telephone coverage of the analyst presentation at 09:15 +44 (0) 20 3936 2999 (Local) UK dial in numbers +44 (0) 800 640 6441 (UK toll free) US dial in numbers +1 646 664 1960 (Local) +1 855 9796 654 (US toll free) All other locations +44 20 3936 2999 Access Code 750 435 The National Grid image library is available here. The 2020 Annual Report and Accounts (ARA) is expected to be publicly available on 25 June 2020. You can view or download the ARA from National Grid’s website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com Use of Alternative Performance Measures Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 72 to 83. 2

National Grid 2019/20 Full Year Results Statement 2019/20 OVERVIEW Strong reliability maintained and record year for investment In 2019/20, National Grid continued to deliver good operational progress across the Group with high levels of network reliability. In the UK, we experienced a rare and exceptional event with the 9 August power cut that caused significant disruption to many people. We welcomed Ofgem's technical report into the incident that found no link between National Grid's actions and the power cut. The report confirmed the initiation of a review into the structure and governance of the Electricity System Operator (ESO), which we were expecting. We are working and cooperating closely with Ofgem on this review. This year, we achieved a Group Lost Time Injury Frequency Rate (LTIFR)2 of 0.12, slightly higher than the Group target of 0.1. The UK delivered its best ever year of safety with a LTIFR of 0.07, whilst National Grid Ventures (NGV) also achieved a record low LTIFR of 0.05. In the US, we saw an increase in the number of safety incidents with a LTIFR of 0.16. In response, we are reviewing safety controls across the business to ensure they are current and appropriate, and to ensure they are reflected in working methods and operating procedures. Across the Group, capital investment increased by £858 million at constant currency to £5,405 million, an increase of 19% (or 20% at actual exchanges rates). This capital expenditure, when combined with RPI inflation, drove Group asset growth of 9%. In addition, we maintained a Return on Equity (RoE) of 11.7% for the Group which was driven by good performance across all our businesses. National Grid has a critical role to play in enabling the energy transition to a low carbon future. We have strengthened our commitment to our net zero emissions aim with a tougher interim target. This is to reach an 80% reduction in our emissions, from a 1990 baseline, by 2030, and a 90% reduction by 2040. This follows the commitment we made in November to reach net zero for our own emissions by 2050. Responding to an unprecedented challenge: COVID-19 Impact on our workforce Throughout the COVID-19 crisis, National Grid’s priority has been to keep employees safe whilst doing their job, and to ensure the safety and wellbeing of our customers and communities. COVID-19 has had a significant impact on the way in which we work. At the end of March, as the crisis unfolded, we successfully implemented our business continuity plans in the UK and US. This included taking action to change working habits quickly and safely, including a risk assessment of all our operational projects. In addition, we issued new working guidance to our field force that included measures such as limits on team sizes, changes to rotas, revised cleaning arrangements, and single occupancy in vehicles. We have continued to work successfully with these 'lockdown' constraints and social distancing requirements since the end of March. For example, in April, our teams in Massachusetts rapidly restored power to 142,000 customers following a significant storm, with 95% of our affected customers reconnected within 24 hours. Away from the field, our dedicated control room staff have worked tirelessly, some sequestered away from their families. In the UK, we set up sleeping pods and recreation centres on site for those staff in isolation, and this was replicated across our businesses in the US. Our digital infrastructure is also playing a key role in enabling new ways of working, as around half of our employees across the organisation have been successfully working from home. Keeping electricity and gas flowing Against this backdrop, we have been focused on maintaining reliable flows of electricity and gas. Demand has reduced across all our jurisdictions, with the increase in residential demand more than offset by lower levels of industrial, commercial, and business demand. In the UK, we saw record low levels of transmission system demand on the electricity network at 14.5GW over the recent Spring Bank Holiday weekend and again at the end of May. To ensure the ESO can continue to safely and reliably manage the system at these unprecedented low demand levels, it has put in place a suite of additional balancing services. It is continuing to work closely with Ofgem and industry on ways to ease pressures on customers from potential increases in balancing costs. 2 Employee and contractor lost time injury frequency rate per 100,000 hours worked. 3

National Grid 2019/20 Full Year Results Statement In the US, across our service territories, we have seen an 8% decrease in gas consumption between mid-March and the end of April. For electricity, we have seen a 6% decrease in consumption between mid-March and the end of May, although this is comprised of a 5% increase in residential usage, and a 9% decrease in Industrial and Commercial usage. Supporting our communities We are acutely aware of the impact COVID-19 has had on the communities where we operate. Our teams have stepped forward with multiple initiatives, including financial donations to help the most vulnerable. In the UK, we have made donations to support key charities delivering aid; in the US, we have provided funding for customers experiencing financial hardship and for community-based organisations. In April, we made a donation to the University Hospitals Birmingham Charity appeal in the UK that provides vital support to both patients and staff. The donation will be used to purchase almost 400 tablet computers that will be used by patients to help them speak to relatives while in isolation. In the US, our teams upgraded gas supply in record time to help turn a college gym into a 1,000-bed hospital on Long Island. Supporting our customers We are also providing support and assistance to our customers. In the US, where we collect directly from end consumers, we took several actions following discussions with regulators. We suspended debt collection and disconnections across all our US service territories. We deferred rate increases in our upstate New York business, Niagara Mohawk (NIMO), that were due to take effect on 1 April; and we delayed the NIMO rate filing, originally planned at the end of April, as we look to minimise the impact on bills when many customers are experiencing economic hardship. We have also offered flexible bill plans and arrangements for overdue bills, as well as eligibility discounts dependent on household income and size. In the UK, we are working with other network companies and Ofgem to help suppliers address financial challenges caused by COVID-19, without imposing additional burdens on consumers. We have extended credit terms for eligible suppliers to help our most vulnerable customers, and we are also working with Ofgem to identify how we can help our customers bear increased balancing costs associated with securely managing the system. Financial impact on our business As lockdown measures began to take hold towards the end of 2019/20, incremental costs due to COVID-19 were limited on the Group. However, the help we are giving our customers, and the additional costs that COVID-19 has brought, will lead to a financial impact for 2020/21. We currently estimate the impact of COVID-19 on underlying operating profit to be around £400 million, with a potential impact of up to £1 billion on cash flow by the end of this financial year. We have seen only a small impact on our investment programme, and whilst we have slowed down some works given restrictions and working within new guidelines, we still expect to invest around £5 billion this financial year. As we highlight in our Forward Guidance section below, these estimates assume a scenario of continued gradual easing of lockdowns across our territories, together with cost recovery mechanisms that continue to be based on regulatory precedent. If other scenarios play out through the course of the year, then this could have a range of impacts on cashflows and earnings, which could be different from our current assessment. However, whilst we expect to see a financial impact in the near term, ultimately we see limited economic impact from COVID-19 for the Group. Of the £400 million underlying operating profit impact we expect to see in 2020/21, whilst we do expect to see some additional costs in the UK, and a limited impact in our NGV business, most of the impact will come from our US business. The impact in the US is driven by three, broadly similar, impacts: (1) the deferral of rate increases, (2) COVID-19 related costs, and (3) higher bad debt charges. Higher levels of operating costs due to COVID-19 relate to areas such as higher IT costs, higher cleaning costs, costs to sequester critical teams to maintain system integrity, and PPE and health screening costs to enable return to work. The lower capitalisation of workforce costs related to an amendment in capital programmes also has an impact. In the US, we are working to recover incremental COVID-19 costs going forward. With a weaker economic backdrop, we also anticipate bad debt costs to rise in 2020/21. This follows the £117 million additional provision for bad debts we have accounted for in 2019/20, and we currently estimate a slightly bigger impact in 2020/21. Whilst we receive allowances for bad debts across all our operating businesses, we expect 4

National Grid 2019/20 Full Year Results Statement forecast levels of bad debt to be above this allowance in 2020/21. We would anticipate recovering bad debts, above our regulatory allowances, through future rate plans. The weaker economic backdrop is also likely to lead to lower customer revenue collections in the US by year end, impacting cashflow. This should be recoverable in time either as we fully resume our collection activity across our jurisdictions, or through recovery in future rate cases if receivables turn in to bad debts, as described above. As well as potential lower US customer revenue collection affecting cashflow in 2020/21, we currently assume additional revenue shortfall in the UK and US due to COVID-19 that will impact both headline earnings and cash flow. These impacts come from areas where we have (or will have) regulatory mechanisms in place, thereby classified as timing impacts, such as, (1) lower demand in the UK and US, and (2) customer assistance programmes in the UK. Lower levels of energy usage due to COVID-19 may impact our revenue collection within year, and therefore headline earnings, although we expect limited economic impact as almost all our revenues are decoupled from demand across the UK and US. This means that any under-collection is primarily a timing one and we expect to recover revenues through existing regulatory mechanisms in the medium term. Similarly, in the UK, we are participating in a scheme that has been set up to help some of the smaller energy supply customers. This involves the relaxation of network charge payment terms for suppliers and shippers who are facing cash flow challenges as a result of COVID-19. We view these measures to strengthen and support the market positively. The open letter from Ofgem proposes all network charges are repayable in the current financial year and allows us to recover any unsettled amounts in the 2021/22 financial year. In the UK, the ESO is also working with Ofgem and industry on ways in which it could help ease pressures on its customers from the potential increase in balancing costs. We would expect any programme to be put in place to be consistent with current regulatory practice, with any deferrals of costs to be recovered over time. Operational and regulatory progress in FY2020 Throughout 2019/20 we continued to make progress in our US regulatory strategy as we align our rate filings and agreements with the environmental goals of the states where we operate. We have delivered comprehensive business plans as part of the RIIO-2 process in the UK, and we have continued to make significant progress on our interconnector portfolio. We also completed the acquisition of Geronimo, our first meaningful step into US renewable generation. US business delivering continued growth and value We achieved good performance across most of our US operating companies which resulted in an RoE of 9.3%. This represents 99% of our allowed returns, above our 95% expectation that we guided to at the beginning of the year. Our US Regulated business invested $4.2 billion in the year which, coupled with a $380 million net transfer from Construction Work in Progress (CWIP), resulted in strong rate base growth of 12.2%. This was primarily driven by increases in Massachusetts Gas capex compared to prior year, and higher mandated and reliability capital investment in New York, such as City-State construction and Metropolitan Reliability Infrastructure projects. Across all our jurisdictions, we have continued to focus on modernising ageing networks and providing better safety, reliability and resilience throughout the year. An example of this is the additional 458 miles of leak prone pipe we replaced this year, bringing the total replaced to date to more than 10,500 miles, just over half of the 20,000 miles of pipe we have identified in need of replacing. We have continued to make good regulatory progress during the year, with new rates agreed for Massachusetts Electric. The rate case order, effective October 2019, is for 5 years and included an allowed Return on Equity of 9.6%. It also included a new Performance Based Rate Mechanism (PBRM) that funds both capital and operational expenditure across the rate plan, ensuring inflation is factored into the cost base. In April 2019, we filed for new rates for KEDNY/KEDLI. We are resuming settlement negotiations in the KEDNY/KEDLI rate case in the interest of agreeing on a multi-year rate plan that mitigates bill impacts for our customers while allowing us to maintain safe and reliable service, advance our clean energy goals, and earn a reasonable return. If we are unable to reach a negotiated settlement, the rate cases will continue to a litigated outcome at which time we would then plan to file a new multi-year rate case proposal. In downstate New York, we continue to work with all parties to find solutions to the gas supply constraints faced by the region. We took the difficult decision in May 2019 to stop processing applications for new or expanded gas 5

National Grid 2019/20 Full Year Results Statement service in our service territories. This followed further delays to permits for the Williams' Northeast Supply Enhancement Project (otherwise known as the NESE pipeline) which was the final piece of a series of long-term gas supply projects. Following an order issued by the New York Public Service Commission (PSC) requiring us to connect approximately 1,100 customer accounts, we implemented a plan to expand demand response and energy efficiency programmes, alongside sourcing incremental compressed natural gas. In November, we agreed to lift the moratorium on all new connections until September 2021. Under the terms of the agreement, we committed to offering $7 million in customer assistance to address hardships arising from the moratorium; $8 million in demand response and energy efficiency programs; and an additional $20 million investment in clean energy projects and clean tech business investments. In addition, we committed to filing a report providing a comprehensive analysis of the gas capacity constraints affecting our downstate New York service territory, outlining all reasonably available options for meeting long-term customer demand. This report was filed and made available to the public on 24 February and was followed by a series of public and virtual meetings in March and April to solicit report feedback. The meetings were constructive and attended by over 800 people with more than 7,000 comments filed with the PSC. In May, we filed a supplementary report that focused on feedback from the meetings and two potential solutions to long-term constraints. The proposed solutions were (a) a portfolio including LNG vaporisation, gas compression enhancements, combined with incremental energy efficiency and demand response, or (b) the Williams' NESE pipeline. In mid-May, certain permits were denied in New York and New Jersey for the pipeline and therefore we are advancing the portfolio of solutions that were identified in the supplementary report. Our US cost efficiency initiative continues to ensure we deliver our significant capital investment programme as efficiently as possible. We are streamlining operations, simplifying our supply chain, and rationalising our property portfolio. As a result, the programme delivered cost savings of over $30 million in 2019/2020, in line with the target set in 2018. Consistent delivery across the UK The UK has delivered another year of strong operational performance reflected in an RoE of 12.4%. The weighted average outperformance for the UK is within our forecast range of 200 to 300 basis points under RIIO-T1. Our transmission networks in the UK have continued to deliver with £1.3 billion of investment in 2019/20, slightly higher than prior year. This was driven by increased investment for the Hinkley-Seabank connection, and for our London Power Tunnels 2 project, a 33km, £1 billion link from Wimbledon to Crayford which will provide significant resilience across south London when completed in 2028. We also completed the tunnelling of the Feeder 9 gas pipeline under the Humber estuary, a critical reinforcement of the gas network. This takes our total investment in RIIO-1 to over £11 billion, which has generated £767 million savings for customers3. The benefits of this investment were evident during the early months of 2020 when the flood protection we had installed at our sites prevented flooding and enabled ongoing supply of electricity to our customers. The UK cost efficiency programme that we announced in 2018 continues to deliver a more efficient and agile business ahead of RIIO-2. Through this initiative we have simplified ways of working with a leaner organisation and more efficient IT and back office activities. In 2019/20, the programme enabled us to deliver efficiency savings of £54 million in Electricity Transmission, and £19 million in Gas Transmission, above the target we set for the UK in 2018. In September, we published a technical report on the loss of power event on 9 August. The power cut was a rare and exceptional event and, whilst we do not underestimate the significant disruption and inconvenience that it caused, we were able to restore power within 7 minutes. Both the ESO and transmission network operated as designed and in accordance with our license obligations. We published an interim and final report from the ESO setting out its findings. In December, we welcomed Ofgem's technical report that found no link between National Grid’s actions and the power cut (its investigation was closed in June). The report also announced that it intended to undertake a review of system operation. This review had always been foreseen as likely for the ESO at the end of its first year of legal separation. It will enable broader thinking about the appropriate industry arrangements to assist the UK in its commitment to achieve Net Zero emissions by 2050. In October, we welcomed Ofgem’s minded-to position on the Hinkley-Seabank connection to use existing Strategic Wider Works (SWW) for the project. We had argued for the SWW mechanism as we believed the Competition Proxy Model did not include the financial parameters necessary to deliver a project of this complexity. We have continued to work with Ofgem to support our view of the efficient costs to complete the project, and last month we reached agreement on the final cost. The allowance for the project is £656 million and will use the SWW mechanism as the 3 Including Gas Distribution through to March 2017. 6

National Grid 2019/20 Full Year Results Statement delivery model in the RIIO-2 price control. We are pleased with this outcome and the project remains on track to be ready for connection in 2025. In November, we were pleased to reach the final commissioning stage of the Western Link, a high capacity cable over 400 kilometres long, and a joint venture between National Grid and Scottish Power. In January, testing was carried out following the detection of a cable fault with the link returning to service in February. Following this trip, Ofgem announced an investigation into the delivery and operation of the cable. We are currently working closely with Scottish Power and the cable manufacturer, the Prysmian-Siemens consortium, to provide Ofgem with the information it requires to conclude the investigation. The cable plays an important role in bringing renewable energy from Scotland to homes and businesses in England and Wales, helping the UK to meet its renewable energy targets and providing Scotland with additional resilience. This has been the first year that the ESO has operated as a separate legal entity. The transition itself has been smooth and, operationally, the ESO has performed well. RIIO-2 process continues Ofgem has continued to progress its framework for the RIIO-2 price control, which will run for five years from April 2021. Achieving the right regulatory framework is vital to enable the necessary investments to maintain excellent safety and reliability levels we expect from our networks. It is also critical to ensure that the rapid decarbonisation of the UK energy system can continue, and ongoing investment in innovation to benefit consumers in the long term is encouraged. In December, we published the outcome of the stakeholder group reports and submitted final business plans for our Electricity Transmission (ET) and Gas Transmission (GT) businesses, and for the ESO. Our plans cover a crucial period when rapid change is expected in the energy system to reduce carbon emissions and help achieve the UK's environmental goals. In delivering the plans, we engaged with over 25,000 households, businesses and energy consumers and were the first networks to set up independent stakeholder user groups. The business plans propose £10 billion4 of totex over the five-year price control period for RIIO-2. This is split approximately £7.5 billion for ET and £2.5 billion for GT. For ET, the business plan seeks to connect over 15GW of capacity over the duration of the price control, providing the UK with clean power and flexible storage. In addition, it seeks to maintain network reliability, network availability, and increase resilience to cyber and physical attacks. For GT, the plan aims to increase asset health spend to maintain levels of network reliability, replace two compressor units at our Wormington site, and increase system resilience to environmental and cyber challenges. These business plans represent a step change in investment from the RIIO T1 baseline and would see our part of the consumer bill reducing in real terms as we identified efficiency savings of 11%. Looking forward, the next key date on the RIIO-2 timeline is initial determinations which are expected in July. Planned open hearings in March and April were cancelled as a consequence of the COVID-19 crisis and lockdown restrictions. However, we have continued our dialogue with Ofgem and stakeholders on the proposed parameters for RIIO-2, and we have continued to make representations on those areas we believe need to be addressed. Further progress in National Grid Ventures National Grid Ventures (NGV) delivered a good performance in 2019/20, broadly in line with the prior year. Capital investment increased significantly to £815 million pounds, mainly driven by the acquisition of Geronimo and higher investment in our North Sea Link, Viking and IFA2 interconnector projects. Nemo Link, the electricity interconnector between the UK and Belgium, achieved over 96% availability in its first full year of operation. Availability on IFA reached 91% for the year, and 99% on BritNed. On IFA2, the AC connection from Daedalus to Chilling has been completed and successfully tested, and the 25km French land cable has also been constructed. Commissioning of IFA2 is on course for the end of the calendar year, whilst progress on both the North Sea Link (NSL) and Viking interconnectors remains on track. These links are due to commission in FY2022 and FY2024 respectively. In July, we completed the acquisition of Geronimo5, our first meaningful step into US renewable generation, including a joint venture with Washington State Investment Board (WSIB). In December, we announced the start of commercial operations for the 200MW Crocker Wind Farm in South Dakota, with 100% of generation contracted under PPAs for 4 In 2018/19 prices. 5 For details of the acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC please refer to Note 15. 7

National Grid 2019/20 Full Year Results Statement 12 years. This was followed in February by signing a PPA agreement with Basin Electric Power Cooperative for the 128MW Wild Springs Solar Project, also in South Dakota, which is expected to commission in FY2023. Our Grain LNG business contributed another good year to the business, with over 30% utilisation throughout FY2020, welcoming the 500th ship to the terminal in March. Legacy metering profits fell broadly in line with our falling meter population as the mandated smart meter rollout continues. Property – first year of St William profits Our Property business delivered another strong year. Our joint venture with St William Homes delivered a net profit to the Group selling approximately 370 homes of which over 20% were affordable. The business also sold another two sites into the joint venture, Hornsey and Poplar, and we exchanged contracts on a further four sites at Brighton, Worthing, Bromley by Bow and Kensal Green. Across the wider Property business, we sold another 34 sites in cities including St Albans, Manchester, Bristol and Chelmsford. Group RoE of 11.7% Group RoE of 11.7% was broadly in line with prior year (2018/19: 11.8%). The UK regulated businesses delivered a combined return of 12.4%, including an assumption of 3% long-run average Retail Price Index (RPI) inflation. US RoE, at 99% of the allowed return, increased to 9.3% reflecting improved performance as a result of increased revenues from new rate allowances and efficiency measures to reduce operating costs. 8

National Grid 2019/20 Full Year Results Statement

GROWTH AND VALUE ADDED

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

Strong organic growth driven by critical investment

We aim to deliver asset growth of 5-7%, assuming an average long-run UK RPI inflation of 3%.

In 2019/20, the Group achieved asset growth of 9% driven by a £5.4 billion capital investment programme. This investment continued our focus on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. It is specifically focused on:

- our regulated businesses: with the objective of upgrading and modernising ageing infrastructure, especially in the US, to meet the changing needs of customers and to drive the decarbonisation of energy supply; and
- interconnector projects: with the objective of bringing a range of lower cost and renewable energy sources into the UK.

Looking forward, we expect capital investment to be around £5 billion for the Group in FY2021, and to remain at that level in FY2022. We expect this to continue to drive asset growth in our target range of 5-7% assuming an average long-run UK RPI inflation of 3%.

National Grid is confident that this high-quality growth will continue to generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth.

Funding of organic growth

National Grid has a strong balance sheet and an efficient capital structure which supports the effective financing of our investment programme. This programme will be financed through a combination of:

- additional debt financing;
- internally generated equity capital, delivered through strong financial performance in both the UK and US, including from operating efficiencies and from faster recovery of regulatory assets through rate filings and re-openers; and
- additional equity capital generated through the take up of the shareholder scrip dividend option, originally established to support the business in periods of higher asset growth.

Reflecting the continuing high level of investment, the Group currently expects to continue to utilise the scrip dividend mechanism to fund asset growth.

Over £5 billion of Capital Investment in 2019/20, 19% higher at constant currency

We continued to make significant investments in critical energy infrastructure during 2019/20. Total capital investment across the Group was £5,405 million, an increase of around £858 million (19% at constant currency) compared to the prior year.

Year ended 31 March

Capital investment (£ million)	At actual exchange rates			At constant currency		
	2020	**2019**	**% change**	**2020**	**2019**	**% change**
UK Electricity Transmission	**1,043**	925	13 %	**1,043**	925	13 %
UK Gas Transmission	**249**	308	(19)%	**249**	308	(19)%
US Regulated	**3,228**	2,650	22 %	**3,228**	2,688	20 %
NGV and other activities[1]	**885**	623	42 %	**885**	626	41 %
Group capital investment	**5,405**	4,506	20 %	**5,405**	4,547	19 %

1. Excludes £15 million (2019: £47 million) equity contribution to the St William Homes LLP joint venture. Includes £61 million National Grid Partners investment (2019: £58 million).

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National Grid 2019/20 Full Year Results Statement

Investment in UK Electricity Transmission increased, primarily driven by higher investment for the Hinkley-Seabank connection, and for our London Power Tunnels 2 project. Completion of the Feeder 9 gas pipeline replacement project under the Humber Estuary was the primary reason for the decrease in investment in UK Gas Transmission. In the US, investment increased by 20% on a constant currency basis, primarily driven by increases in Massachusetts Gas capex compared to prior year, and higher mandated and reliability capital investment in New York. Investment in NGV stepped up driven by the acquisition of Geronimo and higher investment in our North Sea Link, Viking and IFA2 interconnector projects.

Achieved asset growth of 9.0% compared to 7.2% last year

During 2019/20, our combined regulated asset base and NGV and Other business assets grew by £3,730 million, or 9.0% on a constant currency basis. This was helped by the acquisition of Geronimo, as well as the transfer of Construction Work in Progress (CWIP) in to rate base, which combined added around 100bp to the annual growth. This compared to an increase of 7.2% in the prior year. UK RAV growth was 3.8% including RPI indexation of 2.6% while the US rate base grew strongly by 12.2%.

Year ended 31 March

Assets (£ million at constant currency)

	2020	2019[2]	% change
UK RAV[1]	**20,431**	19,692	4%
US rate base	**20,644**	18,407	12%
Total RAV and rate base	**41,075**	38,099	8%
NGV and Other businesses	**4,105**	3,351	23%
Total	**45,180**	41,450	9%

1. UK RAV excludes Cadent investment.
2. 2019 restated to reflect the impact of IFRS16.

Value Added of £2.0 billion, driven by asset growth

Value Added	As at 31 March		change	
(£m constant currency)	2020	2019[1]	2020	2019
UK RAV	20,431	19,692	739	687
US rate base	20,644	18,407	2,237	1,478
NGV and Other businesses	4,105	3,351	754	515
Total	**45,180**	41,450	**3,730**	2,680
UK other regulated balances	(357)	(302)	(55)	196
US other regulated balances	1,791	1,987	(196)	(22)
Other balances	(514)	(679)	165	185
Total group assets and other balances	**46,100**	42,456	**3,644**	3,039
Increase in goodwill			81	—
Cash dividend			892	1,160
Adjusted net debt movement			(2,577)	(2,128)
Value Added			**2,040**	2,071
Value Added per Share[2]			**58.9p**	61.2p

1. Figures relating to prior periods have, where appropriate, been re-presented at constant currency and for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2019, reclassifications between US rate base and US other balances, the finalisation of US balances, and the impact of IFRS16.
2. Based on 3,461 million weighted average shares for 2019/20 (2018/19: 3,386 million).

Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group's assets, net of growth in net debt) was £2.0 billion in 2019/20. This was slightly lower than last year's £2.1 billion, with consistent UK returns, the impact of asset growth and good performance from NGV

10

National Grid 2019/20 Full Year Results Statement and Other activities, offset by lower Cadent dividends received. Of the £2.0 billion value added, £0.9 billion was paid to shareholders as cash dividends, and £1.1 billion was retained in the business. Value added per share was 58.9p compared with 61.2p in 2018/19. This excludes the benefit of the Cadent sale where a further £2 billion proceeds were retained in the business to fund asset growth. 11

National Grid 2019/20 Full Year Results Statement FINANCIAL STRENGTH Credit metrics remain strong, maintain A- rating Our overall Group credit rating remains at A-/A3 (S&P/Moody’s). Group gearing, measured as net debt as a proportion of total regulatory value and other business invested capital, was 63% at 31 March 2020, slightly lower than the level, at constant currency, at 31 March 2019. Gearing remains at an appropriate level for the credit rating. Retained cash flow (RCF)/adjusted net debt, using Moody’s methodology, was 9.2%. The Funds From Operations (FFO) to debt metric, using S&P’s methodology, was 12.3%. At 31 March 2020, the Group had £1 billion of cash and short-term financial investments available and £5.5 billion of committed bank facilities providing general liquidity across the Group. In addition, the ESO has £550 million of committed bank facilities. These facilities are provided by our relationship banking group and all remain undrawn. During the year, we raised £2.9 billion of long-term senior debt and refinanced £1.1 billion of our hybrid debt. In January, we used our Green Financing Framework to issue our inaugural green bond, a €500 million bond issued by National Grid Electricity Transmission with a coupon of 0.19 percent. We have also used this framework to agree £598 million of ECA financing for our Viking interconnector. In April, we raised $600 million for Narragansett Electric and £400 million for National Grid Electricity Transmission. Both were priced attractively highlighting global debt investor confidence in National Grid despite COVID-19 volatility. Dividend increase of 2.6% recommended for 2019/20 Our dividend policy, set out in 2013, aims to grow the ordinary dividend per share at least in line with RPI inflation each year for the foreseeable future. As is its usual practice, the Board reviews this policy regularly, taking into account a range of factors including expected business performance and regulatory developments. The Board has recommended an increase in the final dividend to 32.0 pence per ordinary share ($2.0126 per American Depositary Share) which will be paid to shareholders on the register as at 3 July 2020. If approved, this will bring the full year dividend to 48.57 pence per ordinary share, an increase of 2.6% over the 47.34 pence per ordinary share in respect of the financial year ending 31 March 2019. This rise is in line with the increase in UK RPI for the twelve months to 31 March 2020 as set out in the policy announcement of 28 March 2013. A scrip dividend alternative will again be offered in respect of the 2019/20 final dividend. Board changes In May 2019, we announced the appointment of Jonathan Silver as a Non-Executive Director of the Board. Jonathan joined the Finance, Remuneration and Nominations Committees. Amanda Mesler joined the Safety, Environment and Health Committee and stepped down from the Finance Committee. In November 2019, we announced that, for personal reasons, Dean Seavers, US Executive Director, would step down with immediate effect from his position as a member of the Board and as President of the US Business. Dean remained with the business until 31 December 2019 to ensure a smooth leadership transition and handover. In January 2020, Liz Hewitt was appointed as a Non-Executive Director, joining the Audit, Nominations and Safety, Environment and Health Committees. 12

National Grid 2019/20 Full Year Results Statement OUTLOOK For 2020/21, we have assumed an impact on Group underlying operating profit, based on the scenario set out in the Forward Guidance section, of around £400 million from COVID-19. This is driven largely by our US operations where we are expecting (1) higher levels of bad debt, (2) additional direct COVID-19 costs, and (3) deferral of rate increases. However, given regulatory mechanisms and precedents, we expect to recover a large part of this. In the UK, we do expect to see some limited cost impact from COVID-19. We are also currently working with regulators on support mechanisms for our customers, which may lead to cash flow impacts this year, but we would ultimately expect to be recoverable. Therefore, whilst COVID-19 will impact earnings and cash flow in the short term, we currently anticipate limited economic impact longer term. For the year ahead, our focus in the US will be to work with regulators on developing the appropriate rate plans for a post COVID-19 world. In the UK, we will focus on agreeing a fair settlement for RIIO-2 with Ofgem. We will continue to place a sharp emphasis on efficiency across the business. With our enhanced medium-term net zero emissions targets, we remain committed to working with all our stakeholders towards enabling the energy transition. National Grid continues to expect asset growth towards the top end of its target range of 5-7% in the near term, assuming RPI at 3%, with annual capital investment of around £5 billion. As we emerge from the COVID-19 crisis, our focus will continue to be on customer affordability, safety and reliability across our networks as we work with regulators on agreeing new frameworks in the US and UK. With an efficient balance sheet that underpins asset and dividend growth, the Group is well positioned to create value for shareholders. 13

National Grid 2019/20 Full Year Results Statement 2020/21 FORWARD GUIDANCE The forward guidance below assumes a scenario of continued gradual easing of lockdowns across our territories, together with cost recovery mechanisms that continue to be based on regulatory precedent. If other scenarios play out through the course of the year, then this could have a range of impacts on cashflows and earnings, which could be different from our current assessment. The outlook and forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Net Revenue (excluding timing) is expected to decrease compared to 2019/20, including lower connections income, however this should be mostly offset by lower controllable costs reflecting continuing benefit from the UK cost efficiency programme, and taking into account COVID-19 related costs. Depreciation is expected to increase by over £40 million reflecting the ongoing investment programme. Totex and other outperformance is expected to decrease slightly compared to 2019/20, but Incentive performance is expected to increase. Overall, Return on Equity is expected to be similar to the level in 2019/20. UK Gas Transmission Net Revenue (excluding timing) is expected to increase by approximately £30 million compared to 2019/20, including base revenue increases and the benefit of RPI inflation. Overall costs, including depreciation, are expected to be broadly flat on 2019/20, as COVID-19 related costs offset the benefit of the ongoing cost efficiency programme. Return on Equity is expected to be lower than 2019/20, with lower totex performance. UK Timing Revenues are likely to be impacted by timing of recoveries including impacts from prior years and lower volume expectations for 2020/21 given lower system demand due to COVID-19. This will drive under-recovery of revenues in Electricity Transmission in 2020/21. Gas Transmission timing is expecting a small over-recovery. US Regulated operations Net Revenue (excluding timing) is expected to be over £100 million higher, reflecting the first full year of new rates in our Massachusetts Electric business, and rate increases under existing rate plans. We do not expect significant revenue increases in our New York businesses due to deferral of rate increases in upstate New York, as well as a delay to updating rates in KEDNY/KEDLI. However, under our current assumptions, we expect costs to increase by over £150 million y-o-y driven by: • continuing higher levels of bad debts, above our current regulatory allowances • additional COVID-19 related costs We expect to recover most of these additional costs through regulatory mechanisms. The timing of recovery through revenues will depend on the outcome of negotiations with our regulators. We expect depreciation to be higher in 2020/21 by around £100 million reflecting the higher level of asset growth. Return on Equity for overall US Regulated operations is expected to decrease compared to 2019/20. The size of the decrease will be dependent on the arrangements for recoveries of additional costs related to the pandemic. US Timing Revenues will be impacted by timing of recoveries. We expect timing to be significantly favourable relative to the timing outflow seen in FY20. 14

National Grid 2019/20 Full Year Results Statement NGV and Other activities NG Ventures operating profits are expected to decrease by around 5% year-on-year due to lower meter volumes and lower interconnector arbitrage. New interconnectors are not expected to start to contribute materially to operating profit until 2021/22. We also expect other activities' underlying operating profit to be lower year on year driven by lower property operating profit, and lower NG Partners fair value gains resulting from the current economic climate. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates is expected to reduce as property sales from the St William property joint venture slow. Interest and Tax Net finance costs in 2020/21 are expected to be a little lower than 2019/20, with lower RPI inflation and lower interest rates more than offsetting the impact of increased net debt. For the full year 2020/21, the underlying effective tax rate relating to profit generated in the year, excluding the share of joint venture and associate post-tax profits, is expected to be around 22%. Investment, Growth and Net Debt Overall Group capital investment for 2020/21 is expected to reduce to around £5 billion, on the back of implementing new working practices to follow government guidelines based on the impacts of the COVID-19 pandemic. Investment in 2019/20 included the acquisition of Geronimo. Asset Growth is expected to be lower than in 2019/20, reflecting our expectations for lower capex and lower RPI inflation. We expect asset growth to be towards the top end of our 5-7% target range at 3% RPI. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to decrease with lower EBITDA driven primarily by costs related to COVID-19. Net debt is expected to increase by around £3 billion (excluding the impact of foreign exchange) from £28.6 billion. We currently forecast an impact of up to £1 billion on cash flow by the end of this financial year due to COVID-19. Weighted average number of shares (WAV) is expected to increase from 3,461 million last year to approximately 3,540 million in 2020/21 reflecting the impact of scrip shares, assuming a 25% scrip uptake. 15

National Grid 2019/20 Full Year Results Statement

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 72 to 83.

Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the year ended 31 March

Financial summary for continuing operations

(£ million)	2020	2019	change %
Statutory results			
Operating profit	**2,780**	2,870	(3)
Profit after tax	**1,274**	1,502	(15)
Earnings per share (pence)	**36.8**	44.3	(17)
Dividend per share (pence), including proposed final dividend	**48.57**	47.34	2.6
Alternative performance measures:			
Underlying operating profit	**3,454**	3,427	1
Underlying profit after tax	**2,015**	1,998	1
Adjusted earnings per share (pence)	**55.2**	59.0	(6)
Underlying earnings per share (pence)	**58.2**	58.9	(1)
Underlying dividend cover	**1.2**	1.2	—
Capital investment	**5,405**	4,506	20
Retained cash flow/adjusted net debt	**9.2%**	9.4%	(20)bps
Regulatory performance measures:			
Asset growth	**9.0%**	7.2%	180bps
Group return on equity	**11.7%**	11.8%	(10)bps
Value added	**2,040**	2,071	(1)
Regulatory gearing	**63%**	66%	(300)bps

The Group's statutory results for the year were adversely impacted by exceptional charges. The impact on statutory EPS as a result of these charges is presented after each item. These included additional environmental provisions and a reduction in the discount rate applied to certain provisions across the Group (8.6p) and a deferred tax charge due to the reversal of the expected reduction in the UK corporation tax rate originally enacted by the Finance Act 2016 (5.6p). Last year's statutory results were adversely impacted by exceptional charges incurred in respect of the Massachusetts Gas labour dispute (6.2p), our UK and US cost efficiency and restructuring programme (4.7p) and the impairment of development costs in respect of the termination of the NuGen and Horizon nuclear connection projects (3.3p).

16

National Grid 2019/20 Full Year Results Statement

Statutory operating profit was also adversely impacted by commodity remeasurement losses of £125 million in 2019/20 (2018/19: £52 million gains) from mark-to-market movements on derivatives which are used to hedge the cost of buying wholesale gas and electricity on behalf of our US customers.

Underlying operating profit was up 1% as higher rate case revenues in our US Regulated businesses and lower operating costs more than offset higher deferable storm costs, higher bad debts costs, increased depreciation, the non-recurrence of favourable US legal settlements and sale of our Fulham property site in 2018/19. The combination of these factors was partly offset by higher net financing costs, driven by the implementation of IFRS 16 and higher average net debt. Underlying profit after tax increased by 1% and, combined with a higher share count, resulted in a 1% decrease in underlying EPS to 58.2p.

Capital investment of £5.4 billion increased our asset growth to 9%. We delivered Value Added (our measure of economic profit) of £2.0 billion in 2019/20, slightly lower than in 2018/19. Group RoE of 11.7% was comparable to 11.8% in 2018/19, reflecting the higher new rate allowances in our US businesses, while 2018/19 benefited from the Fulham sale and legal settlements. RCF/net debt at 9.2% remained consistent with the Company's strong investment grade credit rating. The recommended full-year dividend per ordinary share of 48.57 pence is in line with policy and is covered 1.2 times by underlying EPS.

The adoption of IFRS 16 'Leases' during the year increased our net debt by £474 million, with a corresponding increase in right-of-use assets recorded on the balance sheet. This standard has resulted in lower operating costs within our businesses, offset by a higher depreciation charge and a higher interest cost.

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2020	2019	2020	2019	2020	2019
Statutory results	**2,780**	**2,870**	**1,274**	**1,502**	**36.8**	**44.3**
Exceptional items	402	624	491	480	14.2	14.2
Remeasurements	125	(52)	148	19	4.2	0.5
Adjusted results	**3,307**	**3,442**	**1,913**	**2,001**	**55.2**	**59.0**
Timing	147	(108)	102	(72)	3.0	(2.1)
Major storm costs	—	93	—	69	—	2.0
Underlying results	**3,454**	**3,427**	**2,015**	**1,998**	**58.2**	**58.9**

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below summarises such items; full details are contained in note 4 to the financial statements together with an explanation of the process used to make this determination.

17

National Grid 2019/20 Full Year Results Statement

Exceptional income/(expense) for continuing operations

	Impact on operating profit		Impact on profit after tax		Impact on EPS (pence)	
(£ million)	**2020**	**2019**	**2020**	**2019**	**2020**	**2019**
Changes in environmental provision	(402)	—	(299)	—	(8.6)	—
Massachusetts Gas labour dispute	—	(283)	—	(209)	—	(6.2)
UK and US cost efficiency and restructuring programme	—	(204)	—	(160)	—	(4.7)
Impairment of nuclear connections development costs	—	(137)	—	(111)	—	(3.3)
Deferred tax arising on the reversal of the reduction in UK corporation tax rate	—	—	(192)	—	(5.6)	—
Total	**(402)**	**(624)**	**(491)**	**(480)**	**(14.2)**	**(14.2)**

This year we have classified the following items as exceptional:

- **Changes in environmental provisions:** a £326 million net increase in the provision for estimated costs and cost sharing allocations borne by the Company associated with environmental clean-up related to former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies and additionally, £76 million for the impact of a reduction of 0.5% in the real discount rate applied to the environmental provisions across the Group; and
- **Deferred tax arising on the reversal of the reduction in UK corporation tax rate:** The Finance Act 2016 reduced the UK corporation tax rate to 17% with effect from April 2020. A £192 million deferred tax charge has been made, following the reversal of this legislation, which retains the UK corporation tax rate at 19%, resulting in an increase in deferred tax liabilities.

In the prior year we classified the £283 million cost arising as a result of the Massachusetts Gas labour dispute as exceptional, along with the £204 million charge relating to the UK and US cost efficiency and restructuring programme and the £137m impairment charge relating to nuclear connection development costs.

We also exclude certain unrealised gains and losses on mark-to-market financial instruments from adjusted profit; see notes 5 and 6 to the financial statements for further information. Net remeasurement losses of £125 million on commodity contract derivatives were incurred in addition to net remeasurement losses of £64 million on financing-related instruments and a further £1 million of remeasurement losses related to our share of post-tax results of joint ventures.

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries and major storm costs. Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, the balance must be returned to customers in subsequent years; likewise, if less than this level of revenue is collected, the balance will be recovered from customers in subsequent years. We also collect revenues from customers and pass these on to third parties (e.g. NYSERDA). These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to over- and under-recoveries.

18

National Grid 2019/20 Full Year Results Statement

The following table summarises management's estimates of such amounts for the two years ended 31 March 2020. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations. All amounts are translated at the current year average exchange rate of $1.29:£1.

Timing over/(under)-recoveries

(£ million)	2020	2019
Balance at start of year (restated)[1]	403	301
In-year over/(under)-recovery	**(147)**	**111**
Balance at end of year	256	412

1. March 2019 opening balances adjusted to correspond with 2018/19 regulatory filings and calculations.

Timing over-recoveries of £146 million in UK Electricity Transmission were more than offset by timing under-recoveries of £54 million in UK Gas Transmission and timing under-recoveries of £239 million in US Regulated in 2019/20. In calculating the post-tax effect of these timing recoveries, we impute a tax rate, based on the regional marginal tax rates, consistent with the relative mix of UK and US balances. For the year ended 31 March 2020 this tax rate was 31%.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the total incurred cost (after deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2019/20, although we experienced a number of storms, the $98 million of deferrable storm costs we incurred (in aggregate) fell just below this threshold. During 2018/19 we experienced bad weather events across the year, with storms unusually occurring during April and May as well as in the winter months. In that year the total net costs exceeded the $100 million threshold and were excluded from our underlying results.

Segmental income statement

The tables below set out operating profit on adjusted and underlying bases.

	Adjusted operating profit			Underlying operating profit		
£ million	2020	2019	change %	2020	2019	change %
UK Electricity Transmission	**1,320**	1,015	30	**1,174**	1,092	8
UK Gas Transmission	**348**	303	15	**402**	341	18
US Regulated	**1,397**	1,724	(19)	**1,636**	1,594	3
NGV and Other activities	**242**	400	(40)	**242**	400	(40)
Total operating profit	**3,307**	3,442	(4)	**3,454**	3,427	1
Net finance costs	**(1,049)**	(993)	6	**(1,049)**	(993)	6
Share of post-tax results of joint ventures and associates	**88**	40	120	**88**	40	120
Profit before tax	**2,346**	2,489	(6)	**2,493**	2,474	1
Tax	**(433)**	(488)	(11)	**(478)**	(476)	—
Profit after tax	**1,913**	2,001	(4)	**2,015**	1,998	1
Earnings per share (pence)	**55.2**	59.0	(6)	**58.2**	58.9	(1)

The statutory operating profit for all three reportable segments fell in the year primarily as a result of the £402 million exceptional charges referred to earlier. The reasons for the movements in underlying operating profit are described in the Business Review.

19

National Grid 2019/20 Full Year Results Statement

Financing costs and tax

Net finance costs

Net finance costs (excluding remeasurements) for the year were 6% higher than last year at £1,049 million, with the £56 million increase mostly driven by the impact of IFRS 16, lower capitalised interest and adverse foreign exchange movements, partly offset by interest on tax settlements. The effective interest rate of 4.1% on net debt was 20bps lower than the prior year rate of 4.3%.

Joint ventures and associates

The Group's share of net profits from joint ventures and associates increased as a result of St William's first year of profits. Our Minnesota-based joint venture, Emerald Energy Ventures LLC, which we acquired in July also contributed £1 million of post-tax earnings in 2019/20.

Tax

The underlying effective tax rate of 19.9% was 30bps higher than last year. The tax charge for the year benefited from the release of reserves following settlement of tax audits relating to earlier years and gains on chargeable disposals which are offset by previously unrecognised capital losses. In the prior year, significantly higher gains on property disposals that were offset by previously unrecognised capital losses resulted in a lower underlying effective tax rate.

Discontinued operations

We completed the sale of our remaining 39% interest in Quadgas HoldCo Limited, the holding company for the Cadent gas networks, in June 2019 for approximately £2 billion. As described further in note 10 to the financial statements, we have treated all items of income and expense relating to the disposal of Quadgas HoldCo Limited within discontinued operations.

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 13. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 77.

The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement

£ million	2020	2019	change %
Cash generated from continuing operations	**4,914**	**4,464**	**10**
Cash capital expenditure and acquisition of investments	(5,098)	(4,148)	23
Dividends from joint ventures and associates	75	68	10
Business net cash flow from continuing operations	**(109)**	**384**	**(128)**
Net interest paid	(884)	(846)	4
Net tax (paid)/received	(199)	(75)	165
Ordinary dividends	(892)	(1,160)	(23)
Other cash movements	10	15	(33)
Net cash flow from continuing operations	**(2,074)**	**(1,682)**	**23**
Quadgas sale proceeds	1,965	—	n/a
Discontinued operations	(91)	85	(207)
Non-cash movements	(1,387)	(1,930)	(28)
Increase in net debt	**(1,587)**	**(3,527)**	**(55)**
Net debt at start of year	(26,529)	(23,002)	15
Impact of adoption of IFRS 16	(474)	—	n/a
Net debt at end of year	**(28,590)**	**(26,529)**	**8**

20

National Grid 2019/20 Full Year Results Statement Cash flow generated from continuing operations was £4.9 billion, £0.5 billion higher than last year, principally due to exceptional items in 2018/19 and favourable working capital (mainly higher inflows from collection of prior year winter receivables), partly offset by adverse timing on revenues and provisions. Cash expended on investment activities increased for the reasons described above. Net interest paid increased due to the growth in net debt and also higher interest income received in 2018/19. The Group made net tax payments of £199 million during 2019/20. A 46% scrip take-up in the year reduced the cash dividend to £892 million, £268 million lower than in 2018/19, when the scrip take-up was 26%. Proceeds of £1,965 million (plus £6 million of interest) from the Quadgas HoldCo Limited disposal, were partly offset by outflows for residual provisions and accruals classified within discontinued operations. In 2018/19, discontinued operations included dividend and interest income of £156 million from our investment in Quadgas. Non-cash movements primarily reflect changes in the sterling-dollar exchange rate, the impact of adopting IFRS 16 'Leases', accretions on index-linked debt, finance lease additions and other derivative fair value movements. Overall, the increase in net debt was driven by continuing high levels of capital investment and the impact of a stronger US dollar on the translation of US dollar-denominated debt. As at 31 March 2020 the Group reduced its total financial liabilities denominated in US dollars from $21 billion at the start of the year to $20 billion at 31 March 2020, as a hedge of foreign exchange movements in the value of its US businesses. During the year we raised over £2.9 billion of new long-term senior debt including 13 bond issues, and £1.1 billion of hybrid debt refinancing. The Board has considered the Group's ability to finance normal operations at the same time as funding a significant capital programme, in light of the potential impacts of COVID-19. This includes stress-testing of the Group's finances under a 'reasonable worst case' scenario and consideration of levers available to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so. In April, we issued £0.9 billion of debt through 2 bonds, evidencing our ability to raise new finance. In addition, as at 17 June 2020, we have £5.8 billion of undrawn committed facilities, all of which have expiry dates beyond June 2021. The three major credit rating agencies – Moody’s, Standard & Poor’s (S&P) and Fitch – have all maintained their strong investment grade ratings of National Grid plc on stable outlook. 21

National Grid 2019/20 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year on future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to "catch up" or "sharing" of elements of prior year performance, for example the sharing of prior year efficiencies with customers.

These metrics include **Return on Equity**, **Regulated Financial Performance** and **Regulated Asset Value or Regulated Rate Base**. Further detail on these is provided on pages 77 to 83.

Year ended 31 March	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity	
%		2020	2019	2020	2019
UK Electricity Transmission	60/40	**13.5**	13.7	**10.2**	10.2
UK Gas Transmission	62.5/37.5	**9.8**	9.5	**10.0**	10.0
UK Weighted Average		***12.4***	*12.4*	***10.1***	*10.1*
US Regulated	Avg. 50/50	**9.3**	8.8	**9.4**	9.4
Group		**11.7**	11.8		

As at 31 March	RAV, Rate Base or other business assets		Total Regulated and other balances	
(£ million, at constant currency)	2020	2019	2020	2019
UK Electricity Transmission	**14,133**	13,537	**13,769**	13,291
UK Gas Transmission	**6,298**	6,155	**6,305**	6,099
US Regulated	**20,644**	18,407	**22,435**	20,394
Total regulated	**41,075**	38,099	**42,509**	39,784
NGV and Other activities	**4,105**	3,351	**3,591**	2,672
Group regulated and other balances	**45,180**	41,450	**46,100**	42,456

22

National Grid 2019/20 Full Year Results Statement

UK ELECTRICITY TRANSMISSION

2019/20 Overview

UK Electricity Transmission delivered another strong year of operational performance, maintaining a focus on safe, reliable, innovative and efficient operations.

We achieved an excellent network reliability of 99.99997% during the year, while maintaining a strong safety performance. Our customers were also more satisfied with our performance - we achieved a score of 8.2 against a baseline target of 6.9 set by Ofgem.

During the year we have continued to deliver complex projects to ensure continued reliability of the network. As part of this investment, in December we awarded the £400 million tunnelling contract associated with our London Power Tunnels 2 project, a 33.5km, £1 billion link from Wimbledon to Crayford which will provide significant resilience across south London when completed in 2028. Four other major contracts associated with the cable and substation works will be let this year.

We have made good progress on the £116 million Dorset Visual Impact Provision (VIP) during the year, with site establishment and preliminary civil works well underway. We are on track to underground 8.8km of overhead line and remove 22 pylons in the Dorset Area of Outstanding Natural Beauty (AONB) by 2022. Funding and planning applications have been submitted for the Peak East VIP project. This £43 million project will remove 6 pylons and 2km of overhead line in the Peak District National Park. A preferred bidder has been selected to install a 3.4km tunnel through the Snowdonia National Park for the Snowdonia VIP project, and engineering and consenting activities have commenced on the first of our RIIO-2 portfolio of VIP projects, the undergrounding of 4.4km of overhead line through the North Wessex Downs AONB.

The UK electricity transmission network is continuing with innovation investments. We are focused on reducing our carbon footprint from our construction activities and seeking ways to reduce the greenhouse gas impact from gas-insulated assets. We have engaged extensively with regional stakeholders in our Zero 2050 South Wales project to better understand the changes in decarbonising society. We have made progress in the construction of our transmission accelerator at Deeside, recognising the need to test and adopt new technologies faster, and we continue to research technologies to enhance our cyber security and further digitise our grid infrastructure.

Regulated Returns and Financial Performance reflect efficiency and incentive delivery

Return on Equity above base levels

RoE for the year, normalised for a long-run inflation rate of 3%, was 13.5% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below:

Year ended 31 March	2020	2019
Base return (including avg. 3% long-run inflation)	10.2	10.2
Totex incentive mechanism	2.5	2.3
Other revenue incentives	0.1	0.5
Return including in year incentive performance	12.8	13.0
Pre-determined additional allowances	0.7	0.7
Return on Equity	**13.5**	**13.7**

Totex incentives contributed over 250 basis points from efficiency savings across our asset health programmes and high performing load related schemes. For the first time in RIIO-T1 we outperformed against the opex element of our totex allowance, as well as the capex element (excluding cash spend relating to the restructuring provision we made in 2018/19). This outperformance was driven by process improvement and contract management savings, partially offset by lower ESO incentive revenues and the true up of prior year incentives. Additional allowances contributed 70 basis points, slightly above prior year.

We continued to deliver good performance under the stakeholder engagement and customer satisfaction incentives and we continue to work to identify opportunities for future outperformance across these areas.

23

National Grid 2019/20 Full Year Results Statement

Investment activities in 2019/20

Capital investment in UK Electricity Transmission was £1,043 million, £118 million higher than the prior year. This was primarily due to increased investment for the Hinkley-Seabank connection, and for our second phase of the London Power Tunnels 2 project.

The business continued to seek improved totex efficiency in its investment through a combination of innovation and process simplification. This focus on engineering for best value while maintaining safety standards ensures consumer bills are kept as low as possible and supports attractive levels of asset growth through the creation of performance RAV. Overall, investment in the year included £780 million of non-load related investment whilst load related spend was £263 million.

Regulated Financial Performance down 3% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business' regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission decreased to £1,324 million from £1,361 million. The year-on-year decrease primarily reflects lower achieved RoE and lower cost of debt allowance.

Reconciliation of regulated financial performance to operating profit (£ million)	**2020**	**2019**	**% change**
Operating profit	**1,320**	**1,015**	**30**
Movement in other regulated assets and liabilities	(99)	174	(157)
Deferred tax adjustment	63	64	(2)
RAV indexation (avg. 3% long-run inflation)	406	391	4
Regulatory v IFRS depreciation difference	(459)	(394)	16
Fast money/other	26	72	(64)
Pensions	(52)	(51)	2
Performance RAV created	119	90	32
Regulated Financial Performance	**1,324**	**1,361**	**(3)**

Regulated Financial Position up 3.5%

In the year, RAV grew by 4.4%, an increase on last year's growth rate driven primarily by increased investment, and inflation linked growth in the RAV (2.6% 2019/20 versus 2.4% 2018/19).

	2020	**2019**
Opening Regulated Asset Value (RAV)[1]	13,537	13,045
Asset additions (slow money) - actual	1,048	967
Performance RAV or assets created	119	90
Inflation adjustment (actual RPI)	357	321
Depreciation and amortisation	(928)	(886)
Closing RAV	**14,133**	**13,537**
Opening balance of other regulated assets and (liabilities)	(265)	(410)
Movement	(99)	175
Closing balance	**(364)**	**(235)**
Closing Regulated Financial Position	**13,769**	**13,302**

1. March 2019 opening balances adjusted to correspond with 2018/19 regulatory filings and calculations

Regulatory and other business developments

As highlighted in the 2019/20 Overview sections, Ofgem has continued to progress its framework for the RIIO-2 price control, which will run for five years from April 2021.

24

National Grid 2019/20 Full Year Results Statement In December, we published the outcome of the stakeholder group reports and submitted the final business plan for Electricity Transmission (ET). Our plans cover a crucial period when rapid change is expected in the energy system to reduce carbon emissions and help achieve the UK's net zero target by 2050. They highlight specific opportunities within the regulatory framework to enable and accelerate the UK's progress to net zero. In delivering the plans, we engaged with over 25,000 households, businesses and energy consumers and were the first network to set up independent stakeholder user groups. The ET business plan proposes £7.5 billion6 of totex over the five-year price control period for RIIO-2. It seeks to connect over 15GW of capacity over the duration of the price control, providing the UK with clean power and flexible storage. In addition, it seeks to maintain network reliability, network availability, and increase resilience to cyber and physical attacks. The plan represents a step change in investment from the RIIO-T1 baseline and would see our part of the consumer bill reducing in real terms as we identified efficiency savings of 11%. Looking forward, the next key date on the RIIO-2 timeline is initial determinations which are expected in July. Planned open hearings in March and April were cancelled as a consequence of the COVID-19 crisis and lockdown restrictions. However, we have continued our dialogue with Ofgem and stakeholders on the proposed parameters for RIIO-2, and we have continued to make representations on those areas we believe need to be addressed. Future activities and outlook UK Electricity Transmission expects to continue to deliver good returns and asset growth in 2020/21 with opportunities for the business to deliver continued strong outperformance led by totex and other incentives in the final year of RIIO-T1. The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and returns for shareholders. National Grid expects UK Electricity Transmission capital investment in 2020/21 to be slightly higher than 2019/20. The majority of our capital expenditure will be non-load related, including the replacement of existing assets, system upgrades and improvements to site safety and visual amenity. The load related spend mainly includes the connection of new generation sources. The business expects to continue to deliver growth in RAV, including the benefit of efficiencies, above the rate of inflation in 2020/21. 6 In 2018/19 prices 25

National Grid 2019/20 Full Year Results Statement

APPENDIX to UK ELECTRICITY TRANSMISSION

Revenue and Costs in 2019/20 on an IFRS basis

UK Electricity Transmission statutory operating profit increased by £538 million in the year. In 2018/19, there were £137 million of exceptional costs related to the cancellation of nuclear connections (net of termination income) and £100 million in relation to our cost-efficiency and restructuring programme. Timing over-recoveries of £146 million in 2019/20 compared to under-recoveries of £77 million in the prior year primarily due to the collection of prior year balances.

Adjusted operating profit increased by £305 million (30%), driven by £223 million favourable year-on-year timing over-recoveries. Underlying operating profit increased by 8%. Net revenues (excluding timing) were relatively flat, with higher re-opener allowances for cyber and data centres, funding for ESO legal separation and the RPI uplift, being fully offset by output and allowances true-up in the annual iteration, along with lower ESO incentive income. Regulated controllable costs were lower, with efficiency savings and lower ESO separation costs, partly offset by higher IT costs and inflation. Post-retirement benefit costs were little changed year-on-year. Other costs were lower, mainly relating to 2018/19's provisions against income recognised on early termination of connections.

The decrease in depreciation and amortisation charges reflects a benefit from the release of provisions related to prior years.

UK Electricity Transmission

(£ million)	2020	2019	% change
Revenue	3,702	3,351	10
Operating costs	(2,386)	(2,573)	(7)
Statutory operating profit	**1,316**	**778**	**69**
Exceptional items	4	237	(98)
Adjusted operating profit	**1,320**	**1,015**	**30**
Timing	(146)	77	n/a
Underlying operating profit	**1,174**	**1,092**	**8**

Net revenue (excl. timing)	2,028	2,031	—
Regulated controllable costs	(306)	(332)	(8)
Post-retirement benefits	(48)	(49)	(2)
Other operating costs	(31)	(65)	(52)
Depreciation and amortisation	(469)	(493)	(5)
Underlying operating profit	**1,174**	**1,092**	**8**
Timing	146	(77)	n/a
Adjusted operating profit	1,320	1,015	30

26

National Grid 2019/20 Full Year Results Statement

UK GAS TRANSMISSION

2019/20 Overview

In 2019/20, UK Gas Transmission performed in line with expectations with a strong safety performance. We achieved an excellent network reliability of 99.99959% during the year, and we also met our customer satisfaction targets, where we achieved a score of 8.0 against a baseline target of 6.9 which is set by Ofgem.

In January, we completed the tunnelling of the Feeder 9 gas pipeline under the Humber estuary, a critical reinforcement of the gas network. On our gas compressor refurbishment, we are in talks with Costain, our contractor, about cost and timing overruns on the project. As on all our sites, activities were paused briefly while risk assessments were put in place following the COVID-19 impact. We aim to complete these refurbishments as soon as possible.

The UK cost efficiency programme that we announced last year continues to deliver a more agile business ahead of RIIO-2. We remain on track to become a leaner organisation with simplified ways of working and more efficient IT and back office activities. In 2019/20, the Gas Transmission business delivered cost savings of £19 million.

Our UK gas transmission business has been leading our research to better understand the role of transitioning to a hydrogen future. Our 'HyNTS' Hydrogen Portfolio of projects aims to identify the opportunities and potential challenges to hydrogen injection into the National Transmission System (NTS). Working in collaboration with industry, the programme includes the building of a test facility using decommissioned NTS assets. When built, it will allow us to run tests with 0%, 20% and 100% hydrogen in natural gas. The plan envisages this facility being built by April 2023, after which the transportation of hydrogen will be tested, and access granted to third parties to trial new technologies. We aim to fund this facility through a Network Innovation Allowance (NIA) and Network Innovation Competition funding from Ofgem. The use of hydrogen across the transmission network is likely to have a key role to play in achieving net zero emissions by 2050, and this facility will help us develop a pathway and learning to future deployment.

Return on Equity lower than base levels

RoE for the year, using a long-run inflation rate of 3%, was 9.8%. The principal components of the performance are shown in the table below.

Year ended 31 March	2020	2019
Base return (including avg. 3% long-run inflation)	10.0	10.0
Totex incentive mechanism	(0.7)	(1.1)
Other revenue incentives	1.1	1.2
Return including in year incentive performance	10.4	10.1
Pre-determined additional allowances	(0.6)	(0.6)
Return on Equity	**9.8**	**9.5**

The RoE was 30 bps higher than 2018/19 but marginally lower than the allowed level. This slight underperformance reflects the higher costs of delivering key compressor projects and our new data centres.

27

National Grid 2019/20 Full Year Results Statement

Regulated Financial Performance up 7% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business' regulatory arrangements when presenting financial performance. Regulated financial performance for UK Gas Transmission was higher than prior year at £473 million reflecting an increased asset base and improved RoE.

Reconciliation of regulated financial performance to operating profit (£ million)	2020	2019	% change
Operating profit	**348**	**303**	**15**
Movement in other regulated assets and liabilities	67	68	(1)
Deferred tax adjustment	25	8	213
RAV indexation (3% long-run avg.)	185	179	3
Regulatory v IFRS depreciation difference	(77)	(42)	83
Fast money/other	(17)	(10)	70
Pensions	(34)	(33)	3
Performance RAV created	(24)	(30)	(20)
Regulated Financial Performance	**473**	**443**	**7**

Regulated Financial Position increased 3.2%

RAV increased 2.3% in the year, compared to 3.3% in 2018/19. The reduction in growth reflects lower capital expenditure.

£ million	2020	2019
Opening Regulated Asset Value (RAV)[1]	6,155	5,960
Asset additions (slow money) actual	253	302
Performance RAV or assets created	(24)	(30)
Inflation adjustment (actual RPI)	162	146
Depreciation and amortisation	(248)	(223)
Closing RAV	**6,298**	**6,155**
Opening balance of other regulated assets and (liabilities)[1]	(60)	(111)
Movement	67	68
Closing balance	**7**	**(43)**
Closing Regulated Financial Position	**6,305**	**6,112**

1. March 2019 opening balances adjusted to correspond with 2018/19 regulatory filings and calculations.

Investment activities in 2019/20 focused on asset health

UK Gas Transmission invested £249 million during the year, 19% lower than the investment made in 2018/19. This decrease was driven primarily by completion of the Feeder 9 gas pipeline replacement project under the Humber Estuary.

Regulatory and other business developments

As highlighted in the 2019/20 Overview sections, Ofgem has continued to progress its framework for the RIIO-2 price control, which will run for five years from April 2021.

In December, we published the outcome of the stakeholder group reports and submitted our final business plan for Gas Transmission (GT). Our plans cover a crucial period when rapid change is expected in the energy system to reduce carbon emissions and help achieve the UK's net zero target by 2050. They highlight specific opportunities within the regulatory framework to enable and accelerate the UK's progress to net zero. In delivering the plans, we

28

National Grid 2019/20 Full Year Results Statement engaged with over 25,000 households, businesses and energy consumers and were the first network to set up independent stakeholder user groups. The GT business plan proposes £2.5 billion7 of totex over the five-year price control period for RIIO-2. It aims to increase asset health spend to maintain levels of network reliability, replace two compressor units at our Wormington site, and increase system resilience to environmental and cyber challenges. These business plans represent a step change in investment from the RIIO-T1 baseline and would see our part of the consumer bill reducing in real terms as we identified efficiency savings of 11%. Looking forward, the next key date on the RIIO-2 timeline is initial determinations which are expected in July. Planned open hearings in March and April were cancelled as a consequence of the COVID-19 crisis and lockdown restrictions. However, we have continued our dialogue with Ofgem and stakeholders on the proposed parameters for RIIO-2, and we have continued to make representations on those areas we believe need to be addressed. Future activities and outlook UK Gas Transmission expects returns to remain in line with the allowed level in the final year of RIIO-T1, with continued incentive performance offset by higher totex spend compared to our allowances. Capital investment in UK Gas Transmission in 2020/21 is expected to be slightly lower than 2019/20 on the back of implementing new working practices to follow government guidelines based on the impacts of the COVID-19 pandemic. Regulated asset value is expected to grow albeit below the rate of inflation in 2020/21. 7 In 2018/19 prices 29

National Grid 2019/20 Full Year Results Statement

APPENDIX to UK GAS TRANSMISSION

Revenue and costs in 2019/20 on an IFRS basis

UK Gas Transmission statutory operating profit increased £80 million in the year. In 2018/19, £36 million of costs in relation to our efficiency and restructuring programme were treated as exceptional. Timing under-recoveries of £54 million in 2019/20 compared to £38 million in the prior year reflecting lower than expected volumes and higher shrinkage costs.

Adjusted operating profit increased by £45 million (15%), including £16 million year-on-year adverse timing under-recoveries. Underlying operating profit increased by 18%. Net revenue (excluding timing) was higher, reflecting the re-opener allowances for cyber and data centres, the RPI uplift and the impact of 2018/19's Avonmouth pipeline project revenue allowance clawback. Regulated controllable costs were £17 million lower, driven by efficiency savings. Post-retirement costs were lower, mainly related to the 2018/19 Guaranteed Minimum Pension (GMP) ruling. Other costs were higher principally due to the non-recurrence of provision releases in 2018/19.

The depreciation charge was lower than in 2018/19 as a result of an additional charge in the prior period following a detailed review of asset lives.

UK Gas Transmission

(£ million)	2020	2019	% change
Revenue	927	896	3
Operating costs	(580)	(629)	(8)
Statutory operating profit	**347**	**267**	**30**
Exceptional items	1	36	(97)
Adjusted operating profit	**348**	**303**	**15**
Timing	54	38	n/a
Underlying operating profit	**402**	**341**	**18**
Net revenue (excl. timing)	739	707	5
Regulated controllable costs	(127)	(144)	(12)
Post-retirement benefits	(19)	(27)	(30)
Other operating costs	(20)	(14)	43
Depreciation and amortisation	(171)	(181)	(6)
Underlying operating profit	**402**	**341**	**18**
Timing	(54)	(38)	n/a
Adjusted operating profit	348	303	15

30

National Grid 2019/20 Full Year Results Statement US REGULATED OPERATIONS 2019/20 Overview National Grid’s US Regulated business continued to make good progress during 2019/20, achieving increased levels of investment and delivering another new rate case agreement. We responded to an increased number of storms across our service territories and continued to focus on driving improved safety performance. We achieved excellent network reliability of 99.994% across our electric distribution business during the year, and 99.955% across our electric transmission business. Safety continues to be a critical pillar of our daily operations and the Company is fully committed to the well-being and safety of employees and customers alike. This year, a tragic event took the life of one of our employees in a car accident and reminded us to continue striving to improve our safety culture. As at 31 March 2020, our Lost Time Injury Frequency Rate was 0.16. In response, we are reviewing safety controls across the business to ensure they are current and appropriate, and to ensure they are reflected in working methods and operating procedures. During the year we exceeded our electric vehicle charging station deployment goals in New York. We enabled more than 900 stations across more than 100 customer sites. We are currently in the process of proposing a significantly larger program to New York regulators to enable even more customers to convert to clean vehicle options. Increased minor storms We have continued to maintain excellent reliability across our networks this year, despite increased minor storms across our US jurisdictions. The efforts that we have made over time to significantly change and improve our speed of restoration means that we are now able to reconnect the majority of our customers in less than 24 hours. Return on Equity We achieved an RoE of 9.3% in our US business, representing 99% of our average allowed returns. We achieved good performance in most of our operating companies, primarily driven by higher net revenues through new rates, lower controllable costs due to the non-recurrence of last year’s Rhode Island gas interruption, and delivered efficiency savings of over $30 million in 2019/2020, in line with the target we set in 2018. Another year of significant capital investment Our US Regulated business invested $4.2 billion in the year resulting in rate base growth of 12.2%. This was partly driven by increases in Massachusetts Gas capex compared to prior year, and higher mandated and reliability capital investment in New York, such as City-State Construction and Metropolitan Reliability Infrastructure projects. Across all our jurisdictions, we have continued to focus on modernising ageing networks and providing better safety, reliability and resilience throughout the year. 31

National Grid 2019/20 Full Year Results Statement

Regulated Financial Position

Overall, the US rate base increased by $2.7 billion (12%) to $25.6 billion[8] driven by increased capital expenditure partially offset by depreciation and deferred tax movements.

US Regulated Assets ($ billion as at 31 March)	**2020**	**2019**[1]	**% change**
Rate Base excl. working capital (w/c)	24.5	21.9	12
Working capital in Rate Base	1.1	1.0	10
Total Rate Base	**25.6**	22.9	12
Reg. assets outside Rate Base excl. w/c	2.7	2.5	8
Working capital outside Rate Base	(0.4)	(0.1)	300
Total regulated assets outside Rate Base	**2.3**	2.4	(4)
Total US Regulated Assets	**27.9**	25.3	10

£ billion as at 31 March	**2020**	**2019**	**% change**
Total US Regulated Assets at actual currency	**22.4**	19.5	15
Total US Regulated Assets at constant currency	**22.4**	20.4	10

1. 2019 restated for movements between categories.

Financial performance

US Regulated (£ million)	**2020**	**2019**	**2019 at constant currency**	**% change**
Revenue	9,205	9,846	9,988	(7)
Operating costs	(8,325)	(8,421)	(8,542)	(1)
Statutory operating profit	**880**	**1,425**	**1,446**	**(38)**
Exceptional items	392	351	356	12
Remeasurements	125	(52)	(53)	(340)
Adjusted operating profit	**1,397**	**1,724**	**1,749**	**(19)**
Timing	239	(223)	(226)	(207)
Major storm costs	—	93	94	(100)
Underlying operating profit	**1,636**	**1,594**	**1,617**	**3**

Net revenue (excl. timing)	5,984	5,645	5,727	6
Regulated controllable costs	(1,871)	(1,895)	(1,922)	(1)
Post-retirement benefits	(95)	(94)	(95)	1
Bad debt expense	(231)	(146)	(148)	58
Other operating costs	(1,296)	(1,216)	(1,235)	7
Depreciation and amortisation	(855)	(700)	(710)	22
Underlying operating profit	**1,636**	**1,594**	**1,617**	**3**
Timing	(239)	223	226	(207)
Major storm costs	—	(93)	(94)	(100)
Adjusted operating profit	1,397	1,724	1,749	(19)

[8] Not including Assets Outside Rate Base.

32

National Grid 2019/20 Full Year Results Statement US Regulated statutory operating profit fell partly as a result of the £177 million year-on-year adverse swing in commodity contract remeasurements. Exceptional charges also increased reflecting £392 million environmental costs detailed above. In 2018/19, £283 million of exceptional costs were incurred for the Massachusetts Gas labour dispute in addition to £68 million of restructuring costs. Timing under-recoveries of £239 million in 2019/20 compared to timing over-recoveries of £223 million in 2018/19, driven by revenue decoupling, commodity recoveries and lower net energy efficiency collections contributed to a reduction in statutory and adjusted operating profit. Adjusted operating profit decreased by £327 million (19%), including £462 million year-on-year adverse timing under- recoveries, partly offset by £93 million of deferrable storm costs qualifying as major (in aggregate) in 2018/19. Underlying operating profit increased by 3%. Net revenues (excluding timing) increased by £257 million as the benefits of rate case increments (including KEDNY, KEDLI and Niagara Mohawk) and £82 million from foreign exchange movements. A stronger US dollar increased underlying operating profit by £23 million in the year. US Regulated controllable costs decreased as a result of cost efficiencies (principally from benefit of restructurings and contract management), partly offset by workload increases and inflation. Bad debt related costs increased by £85 million, driven by £117 million additional provision for receivables related to the impact of COVID-19. Depreciation and amortisation increased due to the growth in assets. Other costs were higher due to increased property taxes and higher storm costs partly offset by lower cost of removal. Deferrable storm costs were removed from underlying results last year. Regulatory and other business developments National Grid works collaboratively with regulators and other stakeholders to ensure the necessary investments are made to construct and maintain safe and reliable networks, while managing costs to customers. Where appropriate, National Grid continues to propose further projects and initiatives to provide benefits to customers through the use of new technology or by facilitating the transition to a low carbon economy. We have continued to make good regulatory progress during the year, with new rates agreed for Massachusetts Electric. The rate case order, effective October 2019, is for 5 years and included an allowed Return on Equity of 9.6%. It also included a new Performance Based Rate Mechanism (PBRM) that funds both capital and operational expenditure across the rate plan, ensuring inflation is factored into the cost base. In April 2019, we filed for new rates for KEDNY/KEDLI. We are resuming settlement negotiations in the KEDNY/KEDLI rate cases in the interest of agreeing on a multi-year rate plan that mitigates bill impacts for our customers while allowing us to maintain safe and reliable service, advance our clean energy goals, and earn a reasonable return. If we are unable to reach a negotiated settlement, the rate cases will continue to a litigated outcome at which time we would then plan to file a new multi-year rate case proposal. In downstate New York, we continue to work with all parties to find solutions to the gas supply constraints faced by the region. We took the difficult decision in May 2019 to stop processing applications for new or expanded gas service in our service territories. This followed further delays to permits for the Williams' Northeast Supply Enhancement Project (otherwise known as the NESE pipeline) which was the final piece of a series of long-term gas supply projects. Following an order issued by the New York Public Service Commission (PSC) requiring us to connect approximately 1,100 customer accounts, we implemented a plan to expand demand response and energy efficiency programmes, alongside sourcing incremental compressed natural gas. In November, we agreed to lift the moratorium on all new connections until September 2021. Under the terms of the agreement, we committed to offering $7 million in customer assistance to address hardships arising from the moratorium; $8 million in demand response and energy efficiency programs; and an additional $20 million investment in clean energy projects and clean tech business investments. In addition, we committed to filing a report providing a comprehensive analysis of the gas capacity constraints affecting our downstate New York service territory, outlining all reasonably available options for meeting long-term customer demand. This report was filed and made available to the public on 24 February and was followed by a series of public and virtual meetings in March and April to solicit report feedback. The meetings were constructive and attended by over 800 people with more than 7,000 comments filed with the PSC. In May, we filed a supplementary report that focused on feedback from the meetings and two potential solutions to long-term constraints. The proposed solutions were (a) a portfolio including LNG vaporisation, gas compression enhancements, combined with incremental energy efficiency and demand response, or (b) the Williams' NESE pipeline. In mid-May, certain permits were denied in New York and New Jersey for the pipeline and therefore we are advancing the portfolio of solutions that were identified in the supplementary report. 33

National Grid 2019/20 Full Year Results Statement

	Return on Equity				Rate Base ($m) as at 31 March		
Regulated Entity	**FY20**	**FY19**	**FY18**	***Allowed most recent (%)***	**2020**	**2019**	**% change**
KEDNY	**7.7**	6.2	9.0	*9.0*	4,555	3,711	23
KEDLI	**9.7**	9.9	10.1	*9.0*	2,932	2,630	11
NMPC Gas	**8.7**	9.8	7.9	*9.0*	1,328	1,266	5
NMPC Electric	**8.9**	9.4	8.8	*9.0*	5,881	5,358	10
Total New York	**8.7**	**8.6**	**9.0**	***9.0***	**14,696**	**12,965**	**13**
Massachusetts Gas	**7.8**	7.4	6.6	*9.5*	3,108	2,761	13
Massachusetts Electric	**10.3**	7.8	9.0	*9.6*	2,858	2,564	11
Total Massachusetts	**9.0**	**7.6**	**7.8**	***9.5***	**5,966**	**5,325**	**12**
Narragansett Gas	**8.8**	4.7	8.4	*9.3*	944	887	6
Narragansett Electric	**11.9**	10.7	5.6	*9.3*	895	779	15
Total Rhode Island	**10.3**	**7.7**	**6.9**	***9.3***	**1,839**	**1,666**	**10**
Long Island Generation	**14.1**	14.2	13.5	*9.9*	456	454	—
New England Power	**11.0**	11.0	11.0	*10.6*	1,844	1,630	13
Narragansett Electric Transmission	**11.1**	11.3	11.5	*10.6*	788	744	6
Canadian Interconnector & Other	**13.0**	13.0	13.0	*13.0*	52	79	(34)
Total FERC	**11.4**	**11.5**	**11.5**	***10.6***	**3,140**	**2,907**	**8**
Total US Regulated	**9.3**	**8.8**	**8.9**	***9.4***	**25,641**	**22,863**	**12**

Future activities and outlook

On rate filings and agreements, we will see the full benefit from the new rate case agreed for Massachusetts Electric, we are resuming settlement negotiations for KEDNY/KEDLI, and we plan to file for new rates for Massachusetts Gas towards the end of this calendar year. For our Niagara Mohawk (NIMO) business, we are exploring options including an extension of the current rate plan or a rate case filing later this summer.

Overall, we expect capital investment to be slightly lower in 2020/21 compared to 2019/20. This is on the back of implementing new working practices following the impact of COVID-19.

34

National Grid 2019/20 Full Year Results Statement

NGV AND OTHER ACTIVITIES

(£ million)	Operating profit 2020	2019	2019 at constant currency	change % at constant currency	Capital investment[1] 2020	2019	2019 at constant currency	change % at constant currency
Metering	**158**	153	153	3	**41**	57	57	(28)
Interconnectors	**61**	64	64	(5)	**498**	252	252	98
Grain LNG	**78**	74	74	5	**7**	8	8	(13)
Geronimo	**(9)**	—	—	n/a	**123**	—	—	n/a
Other	**(19)**	(28)	(28)	(32)	**—**	6	6	(100)
Total NGV	**269**	263	263	2	**669**	323	323	107
Property	**63**	181	181	(65)	**4**	10	10	(60)
NG Partners	**(11)**	(8)	(8)	38	**50**	52	53	(6)
Corporate and other activities	**(79)**	(36)	(35)	126	**5**	111	112	(96)
Total Other	**(27)**	137	138	(120)	**59**	173	175	(66)
Total NGV and Other	**242**	400	401	(40)	**728**	496	498	46

1. Excluding investment in joint ventures and associates.

Joint ventures and associates

(£ million)	Share of post-tax results 2020	2019	2019 at constant currency	change % at constant currency	Capital investment 2020	2019	2019 at constant currency	change % at constant currency
Interconnectors	**29**	29	29	—	**—**	52	52	(100)
Millennium	**22**	18	18	22	**—**	52	53	(100)
Sunrun	**13**	8	8	63	**—**	—	—	n/a
Emerald	**1**	—	—	n/a	**127**	—	—	n/a
Other	**2**	(2)	(2)	(200)	**19**	17	17	12
Total NGV	**67**	53	53	26	**146**	121	122	20
NG Partners	**3**	4	4	(25)	**11**	6	6	83
Other (including St William)	**18**	(17)	(17)	(206)	**—**	—	—	n/a
Total Other	**21**	(13)	(13)	(262)	**11**	6	6	83
Joint Ventures and Associates	**88**	40	40	120	**157**	127	128	23

NATIONAL GRID VENTURES

National Grid Ventures' statutory operating profits were broadly in line with 2018/19, with higher use of our LNG import terminal at Grain and lower business development costs, offset by lower revenues from our declining meter population and costs related to the Geronimo business.

Metering profits broadly flat; cash flows remain strong

Metering profits were broadly flat in FY20 reflecting non-recurrence of the smart meter impairment last year and a more gradual decline than expected in our legacy meter population as the mandated smart meter rollout continues. We now own 8.9 million gas meters, down 1 million on the prior year.

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National Grid 2019/20 Full Year Results Statement Grain LNG profit steady National Grid’s LNG import terminal on the Isle of Grain continues to deliver a consistent level of operating profit which is backed by long-term ‘take or pay’ capacity contracts with suppliers. During FY2020, Grain's utilisation reached 30%, and we welcomed the 500th ship to the terminal in March. BritNed, IFA and Nemo links in line with expectations Nemo Link achieved over 96% availability in its first full year of operation. Availability on IFA reached 91.4% for the year, and 98.6% on BritNed, both of which were above target for the year. NEMO delivered its first year contribution to the Group, and our share of BritNed profit after tax was broadly in line with prior year. Continued good progress on IFA2, NSL and Viking links On IFA2, the AC connection from Daedalus to Chilling has been completed and successfully tested, and the 25km French land cable has also been constructed. Commissioning of IFA2 is on course for the end of the calendar year, whilst progress on both the North Sea Link (NSL) and Viking interconnectors remains on track. Both links are due to commission in FY2022 and FY2024 respectively. Geronimo In July, we completed the acquisition of Geronimo, our first meaningful step into US renewable generation, including a joint venture with Washington State Investment Board (WSIB). In December, we announced the start of commercial operations for the 200MW Crocker Wind Farm in South Dakota, with 100% of generation contracted under PPAs. This was followed in February by signing a PPA agreement with Basin Electric Power Cooperative for the 128MW Wild Springs Solar Project, also in South Dakota, which is expected to commission in 2023. Geronimo has been our first meaningful step into developing renewable generation in the US, providing us with a potential pipeline of over 6GW of solar and onshore wind projects at different stages of development. The joint venture with WSIB gives optionality and flexibility to hold projects jointly with WSIB, or, if warranted, sell projects to third parties. This investment is consistent with our long-term strategy of evolving the Group for the future. OTHER ACTIVITIES In 'other' activities, we incurred net costs of £27 million, compared to a net profit of £137 million in 2019/20. The performance of the Property business was lower than prior year reflecting the sale of the Fulham site to the St William joint venture in 2018/19. Corporate and other activities did not include last year's benefit of £95 million of legal settlements to recover costs associated with a US systems implementation. The National Grid Partners operating loss of £11 million was £3 million higher than in 2018/19. National Grid Partners (NGP) NGP had a strong second year of operation delivering value to the Group. In 2019, we continued to make strategic investments in our incubation and corporate venture capital portfolios. As of 31 March 2020, our investment portfolio included direct investments in 17 start-up companies and 4 venture funds, with a fair value of £134 million. These investments provide valuable insights, collaborations and deployment opportunities that strengthen and future-proof our core business activities. For example, we have deployed cyber detection and response solutions from Dragos, asset management decision software from Copperleaf, and demand response management services from Autogrid. In April 2019, we created a central innovation team, targeting disruptive innovations, and lean start-up methods to the organisation. The team has explored innovation opportunities in collaboration with our core businesses with several projects progressing into prototype stages during 2020. Future activities and outlook Looking ahead, our interconnector investment will continue next year as spend on NSL, IFA2 and Viking Link continues. Around a further £1 billion will be invested through to 2023 when the final interconnector project, Viking, will begin commissioning. As these projects become operational their EBITDA contribution will increase, with approximately £75 million in 2021/22 increasing to approximately £250 million from 2024/25 onwards (including NEMO link, which successfully commissioned in January 2019). 36

National Grid 2019/20 Full Year Results Statement For Geronimo, the project pipeline remains strong. Following peak investment in our Interconnector program, we will consider increasing investment in Geronimo and delivering more capacity of clean renewable energy. During FY2020, we entered into a new joint venture agreement with Places for People, one of the largest regeneration, development and property management companies in the UK, and a registered provider of affordable housing. As part of the venture, we aim to build up to 500 new homes on the first three sites and delivering 10 sites into the joint venture over the next three years. 37

National Grid 2019/20 Full Year Results Statement PROVISIONAL 2020/21 FINANCIAL TIMETABLE Date Event 18 June 2020 2019/20 Preliminary Results 1 July 2020 ADRs go ex-dividend for 2019/20 final dividend 2 July 2020 Ordinary shares go ex-dividend for 2019/20 final dividend 3 July 2020 Record date for 2019/20 final dividend 9 July 2020 Scrip reference price announced 22 July 2020 (5pm London time) Scrip election date 27 July 2020 Annual General Meeting 19 August 2020 2019/20 final dividend paid to qualifying shareholders 12 November 2020 2020/21 half year results 25 November 2020 ADRs go ex-dividend 26 November 2020 Ordinary shares go ex-dividend 27 November 2020 Record date for 2020/21 interim dividend 3 December 2020 Scrip reference price announced 14 December 2020 (5pm London time) Scrip election date for 2020/21 interim dividend 13 January 2021 2020/21 interim dividend paid to qualifying shareholders 38

National Grid 2019/20 Full Year Results Statement American Depositary Receipt (ADR) Deposit Agreement National Grid amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2019/20 final dividend will be charged a fee of $0.02 per ADR, by the Depositary prior to distribution of the cash dividend. CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-2 price controls as well as increased economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 215 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2019 published on 14 November 2019. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. 39

National Grid 2019/20 Full Year Results Statement Consolidated income statement for the years ended 31 March Before Exceptional exceptional items and items and remeasurements remeasurements (see note 4) Total 2020 Notes £m £m £m Continuing operations Revenue 2(a),3 14,540 — 14,540 Provision for bad and doubtful debts (234) — (234) Other operating costs 4 (10,999) (527) (11,526) Operating profit/(loss) 2(b) 3,307 (527) 2,780 Finance income 4,5 70 (16) 54 Finance costs 4,5 (1,119) (48) (1,167) Share of post-tax results of joint ventures and associates 88 (1) 87 Profit/(loss) before tax 2(b) 2,346 (592) 1,754 Tax 4,6 (433) (47) (480) Profit/(loss) after tax from continuing operations 1,913 (639) 1,274 Profit/(loss) after tax from discontinued operations 9 5 (14) (9) Total profit/(loss) for the year (continuing and discontinued) 1,918 (653) 1,265 Attributable to: Equity shareholders of the parent 1,917 (653) 1,264 Non-controlling interests from continuing operations 1 — 1 Earnings per share (pence) Basic earnings per share (continuing) 7 36.8 Diluted earnings per share (continuing) 7 36.6 Basic earnings per share (continuing and discontinued) 7 36.5 Diluted earnings per share (continuing and discontinued) 7 36.3 40

National Grid 2019/20 Full Year Results Statement Before Exceptional exceptional items and items and remeasurements remeasurements (see note 4) Total 2019 Notes £m £m £m Continuing operations Revenue 2(a),3 14,933 — 14,933 Provision for bad and doubtful debts (181) — (181) Other operating costs 4 (11,310) (572) (11,882) Operating profit/(loss) 2(b) 3,442 (572) 2,870 Finance income 4,5 73 15 88 Finance costs 4,5 (1,066) (91) (1,157) Share of post-tax results of joint ventures and associates 40 — 40 Profit/(loss) before tax 2(b) 2,489 (648) 1,841 Tax 4,6 (488) 149 (339) Profit/(loss) after tax from continuing operations 2,001 (499) 1,502 Profit/(loss) after tax from discontinued operations 9 57 (45) 12 Total profit/(loss) for the year (continuing and discontinued) 2,058 (544) 1,514 Attributable to: Equity shareholders of the parent 2,055 (544) 1,511 Non-controlling interests from continuing operations 3 — 3 Earnings per share (pence) Basic earnings per share (continuing) 7 44.3 Diluted earnings per share (continuing) 7 44.1 Basic earnings per share (continuing and discontinued) 7 44.6 Diluted earnings per share (continuing and discontinued) 7 44.4 41

National Grid 2019/20 Full Year Results Statement Consolidated statement of comprehensive income for the years ended 31 March 2020 2019 Notes £m £m Profit after tax from continuing operations 1,274 1,502 Other comprehensive income from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations (724) 68 Net losses on equity instruments designated at fair value through other comprehensive income (9) — Net (losses)/gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk (3) 7 Net losses in respect of cash flow hedging of capital expenditure (17) (13) Tax on items that will never be reclassified to profit or loss 212 (15) Total items from continuing operations that will never be reclassified to profit or loss (541) 47 Items from continuing operations that may be reclassified subsequently to profit or loss: Exchange adjustments 551 347 Net losses in respect of cash flow hedges (128) (40) Net losses in respect of cost of hedging (78) (66) Net (losses)/gains on investment in debt instruments measured at fair value through other comprehensive income (15) 2 Share of other comprehensive (losses)/income of associates, net of tax (5) 1 Tax on items that may be reclassified subsequently to profit or loss 35 12 Total items from continuing operations that may be reclassified subsequently to profit or loss 360 256 Other comprehensive (loss)/income for the year, net of tax from continuing operations (181) 303 Other comprehensive income for the year, net of tax from discontinued operations¹ 9 6 36 Other comprehensive (loss)/income for the year, net of tax (175) 339 Total comprehensive income for the year from continuing operations 1,093 1,805 Total comprehensive (loss)/income for the year from discontinued operations 9 (3) 48 Total comprehensive income for the year 1,090 1,853 Attributable to: Equity shareholders of the parent From continuing operations 1,091 1,801 From discontinued operations (3) 48 1,088 1,849 Non-controlling interests From continuing operations 2 4 1. The other comprehensive income from discontinued operations relates to the items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited). Refer to note 9 for further details. 42

National Grid 2019/20 Full Year Results Statement

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 31 March 2018 (as previously reported)	452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15	—	—	(268)	72	(196)	—	(196)
At 1 April 2018 (as restated)	452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the year	—	—	1,511	—	1,511	3	1,514
Other comprehensive income for the year	—	—	89	249	338	1	339
Total comprehensive income for the year	—	—	1,600	249	1,849	4	1,853
Equity dividends	—	—	(1,160)	—	(1,160)	—	(1,160)
Scrip dividend-related share issue[1]	6	(7)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(2)	—	(2)	—	(2)
Share-based payments	—	—	27	—	27	—	27
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(18)	(18)	—	(18)
At 1 April 2019	458	1,314	21,814	(4,237)	19,349	20	19,369
Profit for the year	—	—	1,264	—	1,264	1	1,265
Other comprehensive (loss)/income for the year	—	—	(509)	333	(176)	1	(175)
Total comprehensive income for the year	—	—	755	333	1,088	2	1,090
Equity dividends	—	—	(892)	—	(892)	—	(892)
Scrip dividend-related share issue[1]	12	(13)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Share-based payments	—	—	19	—	19	—	19
Tax on share-based payments	—	—	3	—	3	—	3
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(15)	(15)	—	(15)
At 31 March 2020	**470**	**1,301**	**21,710**	**(3,919)**	**19,562**	**22**	**19,584**

1. Included within the share premium account are costs associated with scrip dividends.

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National Grid 2019/20 Full Year Results Statement Consolidated statement of financial position as at 31 March 2020 2019 Notes £m £m Non-current assets Goodwill 6,233 5,869 Other intangible assets 1,295 1,084 Property, plant and equipment 10 48,770 43,913 Other non-current assets 354 264 Pension assets 11 1,849 1,567 Financial and other investments 543 667 Investments in joint ventures and associates 995 608 Derivative financial assets 1,249 1,045 Total non-current assets 61,288 55,017 Current assets Inventories and current intangible assets 549 370 Trade and other receivables 2,986 3,153 Current tax assets 102 126 Financial and other investments 1,998 1,981 Derivative financial assets 93 108 Cash and cash equivalents 73 252 Assets held for sale 9 — 1,956 Total current assets 5,801 7,946 Total assets 67,089 62,963 Current liabilities Borrowings (4,072) (4,472) Derivative financial liabilities (380) (350) Trade and other payables (3,602) (3,769) Contract liabilities (76) (61) Current tax liabilities (86) (161) Provisions (348) (316) Total current liabilities (8,564) (9,129) Non-current liabilities Borrowings (26,722) (24,258) Derivative financial liabilities (954) (833) Other non-current liabilities (891) (808) Contract liabilities (1,082) (933) Deferred tax liabilities (4,184) (3,965) Pensions and other post-retirement benefit obligations 11 (2,802) (1,785) Provisions (2,306) (1,883) Total non-current liabilities (38,941) (34,465) Total liabilities (47,505) (43,594) Net assets 19,584 19,369 Equity Share capital 470 458 Share premium account 1,301 1,314 Retained earnings 21,710 21,814 Other equity reserves (3,919) (4,237) Total shareholders’ equity 19,562 19,349 Non-controlling interests 22 20 Total equity 19,584 19,369 44

National Grid 2019/20 Full Year Results Statement Consolidated cash flow statement for the years ended 31 March 2020 2019 Notes £m £m Cash flows from operating activities Total operating profit from continuing operations 2(b) 2,780 2,870 Adjustments for: Exceptional items and remeasurements 4 527 572 Depreciation, amortisation and impairment 1,640 1,588 Share-based payments 19 27 Changes in working capital 269 40 Changes in provisions (169) (110) Changes in pensions and other post-retirement benefit obligations (92) (123) Cash flows relating to exceptional items (60) (400) Cash generated from operations – continuing operations 4,914 4,464 Tax paid (199) (75) Net cash inflow from operating activities – continuing operations 4,715 4,389 Net cash used in operating activities – discontinued operations 9 (97) (71) Cash flows from investing activities Acquisition of financial investments (108) (89) Acquisition of Geronimo and Emerald 15 (139) — Investments in joint ventures and associates (82) (143) Loans to joint ventures and associates — (31) Disposal of financial investments 63 18 Disposal of interests in Quadgas HoldCo Limited 9 1,965 — Purchases of intangible assets (317) (306) Purchases of property, plant and equipment (4,583) (3,635) Disposals of property, plant and equipment 68 38 Dividends received from joint ventures and associates 75 68 Interest received 73 68 Net movements in short-term financial investments 7 822 Net movements in derivatives¹ (223) (412) Net cash flow used in investing activities – continuing operations (3,201) (3,602) Net cash flow used in investing activities – discontinued operations 9 6 156 Cash flows from financing activities Proceeds from issue of treasury shares 16 17 Purchase of own shares (6) (2) Proceeds received from loans 4,218 2,932 Repayment of loans (3,253) (1,969) Payments of lease liabilities (121) (70) Net movements in short-term borrowings (424) 179 Net movements in derivatives¹ (187) 35 Interest paid (957) (914) Dividends paid to shareholders (892) (1,160) Net cash flow used in financing activities – continuing operations (1,606) (952) Net cash flow (used in)/from financing activities – discontinued operations 9 — — Net decrease in cash and cash equivalents (183) (80) Exchange movements 4 3 Cash and cash equivalents at start of year 252 329 Cash and cash equivalents at end of year 73 252 1. Certain derivative balances have been represented for all periods presented to reflect a reclassification from financing activities to investing activities to reflect a change in accounting policy. 45

National Grid 2019/20 Full Year Results Statement Notes 1. Basis of preparation and new accounting standards, interpretations and amendments The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2020, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2019 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006. The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2020 which are consistent with those applied in the preparation of our accounts for the year ended 31 March 2019, with the exception of the new standards adopted during the year. Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period. Areas of judgement and key sources of estimation uncertainty Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows: • categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 4 and 7). In applying the Group’s exceptional items framework, we have considered a number of key matters, as detailed in note 4; • the judgement that notwithstanding legislation enacted and targets established during the year ended 31 March 2020 committing the UK, New York State and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not trigger a reassessment of the remaining useful economic lives of our gas network assets (see estimate below); and • following the legal separation of the Electricity System Operator on 1 April 2019, we concluded that the Electricity System Operator acts as an agent in respect of certain Transmission Network Use of Service revenues, principally those collected on behalf of the Scottish and Offshore transmission operators. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows: • the valuation of liabilities for pensions and other post-retirement benefits (see note 11); and • the cash flows applied in determining the environmental provisions, in particular relating to three US Superfund sites (see note 4). In light of the current ongoing impact of the COVID-19 pandemic, valuations of certain assets and liabilities are necessarily more subjective. In particular, two further areas of estimation uncertainty impacting the Group's position as at 31 March 2020 have been identified: • the valuation of certain pension assets, in particular unquoted equities, properties and diversified alternatives, in light of the volatile economic markets (see note 11); and • the recoverability of customer receivables, particularly in relation to US retail customers, in light of the suspension of debt collection activities and customer termination activities. In addition, we also highlight the estimates made regarding the useful economic lives of our gas network assets due to the length over which they are being depreciated, the potential for new and evolving technologies over that period, and the range of potential pathways for meeting net zero targets (see note 10 for details and sensitivity analysis). 46

National Grid 2019/20 Full Year Results Statement 1. Basis of preparation and new accounting standards, interpretations and amendments continued Treatment of interests in Quadgas HoldCo Limited (Quadgas) – Discontinued operations We completed the disposal of our retained 39% interest in the UK Gas Distribution business (held through Quadgas) at the end of June 2019. We have treated the results of Quadgas as a discontinued operation in the consolidated income statement. Refer to note 9 for further details. New accounting standards adopted in the year The Group adopted IFRS 16 ‘Leases’ with effect from 1 April 2019. We have applied the modified retrospective approach permitted in the Standards whereby prior year comparatives have not been restated on adoption. Instead, the cumulative transition adjustments are reflected through reserves. Refer to note 14 for full details of the impact and transition adjustments arising on adoption. The UK’s Financial Conduct Authority announced that LIBOR will cease to exist by the end of 2021, and will be replaced by alternative reference rates. In September 2019, the IASB amended IFRS 9 and IFRS 7 by issuing Interest Rate Benchmark Reform, which provides exceptions to specific hedge accounting requirements to ensure that hedging relationships are not considered to be modified as a result of the change in the reference rate. The amendments were endorsed in January 2020 for adoption in the EU. The Group early-adopted these changes to IFRS 9 and IFRS 7 with effect from 1 April 2019. There were no transition adjustments on adoption. The Group has also adopted the following amendments to standards, which have had no material impact on the Group’s results or financial statement disclosure: • IFRIC 23 ‘Uncertainty over Income Tax Treatments’; • Amendments to IAS 28 ‘Investments in Associates – Long-term Interests in Associates and Joint Ventures’; • Annual Improvements to IFRS Standards 2015–2017 Cycle; and • Amendments to IAS 19 ‘Employee Benefits’. New accounting standards not yet adopted The following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the EU: • IFRS 17 ‘Insurance Contracts’; • Amendments to IFRS 3 ‘Business Combinations’; • Amendments to the References to the Conceptual Framework; • Amendments to IAS 1 and IAS 8: Definition of material; and • Amendments to IAS 1 'Presentation of Financial Statements'. Effective dates remain subject to the EU endorsement process. The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective. Date of approval This announcement was approved by the Board of Directors on 17 June 2020. 47

National Grid 2019/20 Full Year Results Statement 2. Segmental analysis Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements. The results of our three principal businesses are reported to the Board of Directors and are treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment: UK Electricity The high-voltage electricity transmission networks in England and Wales and Great Britain system Transmission operator. UK Gas The high-pressure gas transmission networks in Great Britain and system operator in Great Britain. Transmission US Regulated Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York. The UK Electricity Transmission segment also includes the independent Electricity System Operator (ESO). Although there is a separate governance structure (including a separate Executive Committee), the Board receives financial information on an aggregated UK Electricity Transmission basis, which includes the results of the ESO, and accordingly the ESO is included within the reportable segment. National Grid Ventures (NGV) is our only other operating segment. It does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. Instead, NGV’s results are reported alongside the results of all other operating businesses on an aggregated basis as “NGV and Other”, with certain additional disclosure included in footnotes. NGV represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK, electricity interconnectors and our new investments in Geronimo Energy LLC (Geronimo) and Emerald Energy Venture LLC (Emerald). Geronimo is a developer of wind and solar generation based in Minneapolis in the US. The acquisition is National Grid’s first ownership stake in wind generation and an expansion of our activities in solar generation. Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners. The segmental information is presented in relation to continuing operations only and therefore does not include the profits and losses relating to our interest in Quadgas for any period presented (see note 9). 48

National Grid 2019/20 Full Year Results Statement

2. Segmental analysis continued

(a) Revenue

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

	2020			2019		
	Total sales £m	**Sales between segments £m**	**Sales to third parties £m**	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:						
UK Electricity Transmission	**3,702**	**(8)**	**3,694**	3,351	(20)	3,331
UK Gas Transmission	**927**	**(16)**	**911**	896	(12)	884
US Regulated	**9,205**	**—**	**9,205**	9,846	—	9,846
NGV and Other[1]	**736**	**(6)**	**730**	876	(4)	872
Total revenue from continuing operations	**14,570**	**(30)**	**14,540**	14,969	(36)	14,933
Split by geographical areas – continuing operations:						
UK			**5,282**			5,045
US			**9,258**			9,888
			14,540			14,933

1. Included within NGV and Other is £608 million (2019: £597 million) of revenue relating to NGV.

(b) Operating profit

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Before exceptional items and remeasurements		**After exceptional items and remeasurements**	
	2020 £m	2019 £m	**2020 £m**	2019 £m
Operating segments – continuing operations:				
UK Electricity Transmission	**1,320**	1,015	**1,316**	778
UK Gas Transmission	**348**	303	**347**	267
US Regulated	**1,397**	1,724	**880**	1,425
NGV and Other[1,2]	**242**	400	**237**	400
Total operating profit from continuing operations	**3,307**	3,442	**2,780**	2,870
Split by geographical area – continuing operations:				
UK	**1,925**	1,695	**1,915**	1,422
US	**1,382**	1,747	**865**	1,448
	3,307	3,442	**2,780**	2,870

1. Included within NGV and Other is £269 million (2019: £263 million) of operating profit before exceptional items and remeasurements and £268 million of operating profit after exceptional items and remeasurements (2019: £263 million), relating to NGV.
2. In 2019, NGV and Other included gains of £95 million in relation to cash received in respect of two legal settlements.

49

National Grid 2019/20 Full Year Results Statement

2. Segmental analysis continued

Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. Total operating exceptional items and remeasurements of £527 million charge (2019: £572 million charge) are detailed in note 4. This is comprised of a £4 million charge (2019: £237 million charge) attributable to UK Electricity Transmission; £1 million charge (2019: £36 million charge) to UK Gas Transmission; £517 million charge (2019: £299 million charge) to US Regulated; and £5 million charge (2019: £nil) to NGV and Other.

	Before exceptional items and remeasurements		After exceptional items and remeasurements	
	2020 £m	2019 £m	**2020 £m**	2019 £m
Reconciliation to profit before tax:				
Operating profit from continuing operations	**3,307**	3,442	**2,780**	2,870
Finance income	**70**	73	**54**	88
Finance costs	**(1,119)**	(1,066)	**(1,167)**	(1,157)
Share of post-tax results of joint ventures and associates	**88**	40	**87**	40
Profit before tax from continuing operations	**2,346**	2,489	**1,754**	1,841

(c) Capital expenditure

Capital expenditure represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates. In 2020, we transferred certain software assets and properties which are held outside the US rate base and operate for the benefit of our US Regulated businesses, that were previously included within the NGV and Other segment, to the US Regulated segment. See footnote 2.

	Net book value of property, plant and equipment and other intangible assets		Capital expenditure		Depreciation, amortisation and impairment	
	2020 £m	2019 £m	**2020 £m**	2019 £m	**2020 £m**	2019 £m
Operating segments:						
UK Electricity Transmission	**13,788**	13,288	**1,043**	925	**(469)**	(628)
UK Gas Transmission	**4,513**	4,412	**249**	308	**(171)**	(181)
US Regulated[2]	**29,623**	24,542	**3,228**	2,650	**(855)**	(700)
NGV and Other[1,2]	**2,141**	2,755	**559**	438	**(145)**	(226)
Total from continuing operations	**50,065**	44,997	**5,079**	4,321	**(1,640)**	(1,735)
Split by geographical area – continuing operations:						
UK	**20,427**	19,343	**1,847**	1,584	**(784)**	(931)
US	**29,638**	25,654	**3,232**	2,737	**(856)**	(804)
	50,065	44,997	**5,079**	4,321	**(1,640)**	(1,735)
Asset type:						
Property, plant and equipment	**48,770**	43,913	**4,727**	4,015	**(1,464)**	(1,560)
Non-current intangible assets	**1,295**	1,084	**352**	306	**(176)**	(175)
Total from continuing operations	**50,065**	44,997	**5,079**	4,321	**(1,640)**	(1,735)

1. Included within NGV and Other are assets with a net book value of £2,080 million (2019: £1,635 million), capital expenditure of £550 million (2019: £317 million) and depreciation, amortisation and impairment of £124 million (2019: £114 million) relating to NGV.
2. In 2020, US Regulated includes certain software assets and properties in the US which are outside the US rate base and operate for the benefit of our US regulated businesses. These assets were included within NGV and Other in 2019. In 2019, the assets had a net book value of £1,062 million), capital expenditure of £87 million and depreciation, amortisation and impairment of £102 million.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £31,780 million and £25,867 million respectively as at 31 March 2020 (31 March 2019: UK £30,072 million, US £21,787 million).

50

National Grid 2019/20 Full Year Results Statement 3. Revenue Revenue arises in the course of ordinary activities and principally comprises: • transmission services; • distribution services; and • generation services. Transmission services, distribution services and certain other services (excluding rental income but including metering) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under the leasing standard as rental income, also presented within revenue. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer. The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2. (a) UK Electricity Transmission The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services (both as transmission owner in England and Wales and system operator in Great Britain). Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others). The IFRS revenues we record are principally a function of volumes and price. Price is determined prior to our financial year-end with reference to the regulated allowed returns and estimated annual volumes. Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass- through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements. The System Operator also collects revenues on behalf of transmission operators, principally NGET and the Scottish and Offshore transmission operators, from users who connect to or use the transmission system. However, these amounts are paid to the transmission operators before the System Operator has collected payment from the users (electricity suppliers) and therefore the System Operator does hold some exposure to credit losses with electricity suppliers. The System Operator must set the charges paid by electricity suppliers by reference to the price control mechanism described above. That mechanism does not grant the System Operator with discretion to deviate from that mechanism. The transmission operators own and maintain the electricity network and receive direct feedback from electricity suppliers on the quality of the network they provide. There is a judgement about whether the System Operator acts as a principal or agent in respect of the transmission network revenues collected on behalf of the Scottish and Offshore transmission operators (as set out in note 1). We have concluded that it acts as an agent in respect of these transmission revenues and therefore records the attributable revenue net of operating costs. The transmission of high-voltage electricity encompasses the following principal services: • the supply of high-voltage electricity (including both transmission and system operator charges); and • construction work (principally for connections). For the supply of high-voltage electricity, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in arrears and our payment terms are up to 60 days. For construction work relating to connections, customers can either pay over the useful life of the connection or upfront. Revenue is recognised over time, as we provide access to our network, and where the customer pays upfront, revenues are deferred and released over the life of the connection. 51

National Grid 2019/20 Full Year Results Statement 3. Revenue (continued) For other construction where there is no consideration for any future services, for example diversions (being the re-routing of network assets at our customers’ request), revenues are recognised as the construction work is completed. The System Operator earns revenue for balancing supply and demand of electricity on the transmission system, where it acts as principal. Revenue is recognised as the service is provided. (b) UK Gas Transmission The UK Gas Transmission segment of the Group principally generates revenue by providing gas transmission services to our customers (both as transmission owner and as system operator) in Great Britain. Similar to our UK Electricity Transmission business, our business operates as a monopoly regulated by Ofgem. The price control mechanism in place that determines our annual allowances is also similar, as is the way in which revenue is recorded. The transmission of gas encompasses the following principal services: • the supply of high-pressure gas (including both transmission and system operator charges); and • construction work (principally for connections). For the supply of high-pressure gas, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network, and we bill monthly in arrears with payment terms of up to 45 days. For construction work relating to connections, customers pay for the connection upfront. Revenue is recognised over time, as we provide access to our network. Where revenues are received upfront, they are deferred and released over the life of the connection. For other construction where there is no consideration for any future services (such as diversions), revenues are recognised when the construction work is completed. (c) US Regulated The US Regulated segment of the Group principally generates revenue by providing gas and electricity distribution services in New York and New England, high voltage electricity transmission services in New York and New England, and electricity generation in New York. Distribution services Provision of gas and electricity distribution services in New York and New England. This comprises the following principal services: • Gas and electricity distribution: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days; and • Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset. Transmission services Provision of electricity transmission services to customers and operation of electricity transmission facilities. Our principal services are: • Electricity transmission: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days; and • Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset. Electricity generation Provision of energy services and supply capacity to produce energy for the use of customers of the Long Island Power Authority (LIPA) through a power supply agreement. This falls within the scope of the leasing standard, where we act as lessor with rental income being recorded as other income, which forms part of total revenue. 52

National Grid 2019/20 Full Year Results Statement

3. Revenue (continued)

(d) NGV and Other

NGV and Other includes electricity interconnectors, LNG at the Isle of Grain, Geronimo, metering, sales from our UK property business, rental income and insurance.

The Group recognises revenue from transmission services through interconnectors and LNG at the Isle of Grain by means of customers' use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days.

Other revenue in the scope of IFRS 15 principally includes revenues from our UK metering business and sales of renewables projects from Geronimo to Emerald (see note 15). Revenue is recognised as it is earned. In the case of the UK metering business, revenue is billed monthly and payment terms are up to 30 days.

Other revenue, recognised in accordance with standards other than IFRS 15, includes property sales by our UK commercial property business (including sales to our St William joint venture) and rental income. Property sales are recorded at a point in time (when the sale is legally completed) and rental income is recorded over time.

(e) Disaggregation of revenue

In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table reconciles disaggregated revenue with the Group's reportable segments (see note 2).

Revenue for the year ended 31 March 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15					
Transmission	1,992	649	425	309	3,375
Distribution	—	—	8,319	—	8,319
System Operator	1,610	214	—	—	1,824
Other	69	15	12	296	392
Total IFRS 15 revenue	3,671	878	8,756	605	13,910
Other revenue					
Generation	—	—	369	—	369
Other	23	33	80	125	261
Total other revenue	23	33	449	125	630
Total revenue from continuing operations	3,694	911	9,205	730	14,540

Geographical split for the year ended 31 March 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15					
UK	3,671	878	—	567	5,116
US	—	—	8,756	38	8,794
Total IFRS 15 revenue	3,671	878	8,756	605	13,910
Other revenue					
UK	23	33	—	110	166
US	—	—	449	15	464
Total other revenue	23	33	449	125	630
Total revenue from continuing operations	3,694	911	9,205	730	14,540

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National Grid 2019/20 Full Year Results Statement

3. Revenue (continued)

Revenue for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15					
Transmission	1,909	661	370	313	3,253
Distribution	—	—	8,941	—	8,941
System Operator	1,416	172	—	—	1,588
Other	—	—	—	284	284
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue					
Generation	—	—	367	—	367
Other	6	51	168	275	500
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933

Geographical split for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15					
UK	3,325	833	—	585	4,743
US	—	—	9,311	12	9,323
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue					
UK	6	51	—	245	302
US	—	—	535	30	565
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933

Revenue to be recognised in future periods, presented as contract liabilities of £1,158 million (2019: £994 million), relates to contributions in aid of construction. Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Gas Transmission, NGV and US Regulated are 40 years, 36 years (to 2055), 15 years and up to 51 years respectively. The weighted average amortisation period is 18 years.

Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £3.1 billion (2019: £3.5 billion). £1.5 billion (2019: £1.6 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 29 years and £1.5 billion (2019: £1.8 billion) relates to revenues to be earned under Grain LNG contracts until 2029. The remaining amount will be recognised as revenue over 5 years.

The amount of revenue recognised for the year ended 31 March 2020 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of the stage of completion, is £nil (2019: £nil).

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National Grid 2019/20 Full Year Results Statement

4. Exceptional items and remeasurements

To monitor our financial performance, we use a profit measure that excludes certain income and expenses. We call that measure 'business performance' or 'adjusted profit'. Business performance (which excludes exceptional items and remeasurements as defined below) is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. We exclude items from business performance because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from business performance.

	2020 £m	2019 £m
Included within operating profit		
Exceptional items:		
Environmental charges	**(402)**	—
Cost efficiency and restructuring programmes	**—**	(204)
Massachusetts Gas labour dispute	**—**	(283)
Impairment of nuclear connection development costs	**—**	(137)
	(402)	(624)
Remeasurements – commodity contract derivatives	**(125)**	52
	(527)	(572)
Included within finance income and costs		
Remeasurements:		
Net gains/(losses) on financing derivatives	**1**	(40)
Net (losses)/gains on financial assets at fair value through profit and loss	**(16)**	15
Net losses on financial liabilities at fair value through profit and loss	**(49)**	(51)
	(64)	(76)
Included within share of post-tax results of joint ventures and associates		
Remeasurements – net losses on financial instruments	**(1)**	—
Total included within profit before tax	**(592)**	(648)
Included within tax		
Exceptional items – (debits)/credits arising on items not included in profit before tax:		
Deferred tax arising on the reversal of the reduction in UK corporation tax rate	**(192)**	—
Tax on exceptional items	**103**	144
Tax on remeasurements	**42**	5
	(47)	149
Total exceptional items and remeasurements after tax	**(639)**	(499)
Analysis of total exceptional items and remeasurements after tax		
Exceptional items after tax	**(491)**	(480)
Remeasurements after tax	**(148)**	(19)
Total exceptional items and remeasurements after tax	**(639)**	(499)

Exceptional items

Management uses an exceptional items framework that has been discussed and approved by the Audit Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group's control and how frequently such an event typically occurs. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction.

55

National Grid 2019/20 Full Year Results Statement 4. Exceptional items and remeasurements continued Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates. Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees. Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented. 2020 We concluded that the increase in costs associated with the changes in our environmental provisions (£402 million) and the additional deferred tax charge reflecting the impact of the remeasurement of the Group’s deferred tax liabilities as a result of a change in the substantively enacted UK corporation tax rate (£192 million) meet the criteria to be classified as exceptional. A further £10 million of COVID-19 related costs incurred in the year have similarly not been classified as exceptional in view of the quantum involved and all costs associated with the settlement reached with the State of New York in respect of the Downstate New York Gas Moratorium have also been treated as part of adjusted profit. Environmental charges: In the US, the most significant component of our £1.9 billion environmental provision relates to several Superfund sites, and arose from former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies. The sites are subject to both State and Federal law in the US. Under Federal and State Superfund laws, potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. As a result of notices issued by governmental authorities and newly developed cost estimates prepared by third-party engineers, we have re- evaluated our estimates of total costs and cost sharing allocations borne by the Company, and accordingly have increased our provision by £326 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers, but under IFRS no asset can be recognised for this recovery. Also included in the total environmental charge is the £76 million impact of the change in the real discount rate applied to the environmental provisions across the Group, of which £66 million relates to the US and £10 million to the UK. Given the substantial and sustained change in gilts and corporate bond yields, we concluded it was appropriate to reduce the real discount rate from 1% to 0.5%. The weighted average remaining duration of our cash flows is now around 10 years. The sensitivity of our environmental provisions to changes in the future cash flows is as follows: 2020 2019 Income Net Income Net statement assets statement assets £m £m £m £m 10% change in future cash flows 210 210 165 165 56

National Grid 2019/20 Full Year Results Statement 4. Exceptional items and remeasurements continued 2019 In assessing certain items of income and expenditure against our exceptional items framework, we concluded that the costs associated with the Massachusetts Gas labour dispute (£283 million), our cost efficiency and restructuring programme (£204 million) and impairments relating to two nuclear connection cancellations (£137 million) should be treated as exceptional (as described further below). We also considered whether the £95 million income from two legal settlements received in the period should be classified as exceptional. However, we concluded it was appropriate to recognise the income in earnings before exceptional items (within NGV and Other), in line with the treatment of the original costs. Cost efficiency and restructuring programmes: Our UK and US businesses incurred restructuring charges as we reviewed organisational structures, operational activities and relevant roles and responsibilities to ensure we are able to operate more efficiently and to continue to drive outperformance for customers and shareholders. The cash outflow for the year was £93 million. Massachusetts Gas labour dispute: Between June 2018 and January 2019, National Grid implemented a workforce contingency plan across its Massachusetts Gas business following the expiration of contracts for the 1,250 members of the existing workforce. The net incremental cost of the experienced contractors working alongside supervisors and workers from other areas of the business was £283 million, reflecting the financial performance of the US regulated business had the workforce contingency plan not been implemented. The total cash outflow related to the labour dispute was £320 million for the year. Impairment of nuclear connection development costs: In 2018, Toshiba announced the cancellation of its NuGen project to build a new nuclear power station at Moorside in Cumbria, and NuGen terminated its connection agreement with UK Electricity Transmission. In February 2019, Hitachi terminated its connection agreements in respect of its Horizon projects at Wylfa and Oldbury. As there was no realistic prospect of these schemes continuing in their present form, we concluded that it was appropriate to impair the assets we had been developing for over 10 years. After deducting cash inflows relating to termination fees received of £13 million, the net impairment charge was £137 million. Remeasurements Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not achieved or is not effective. The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities now treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control. We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within business performance. These comprise our portfolio of investments made by National Grid Partners, our investment in Sunrun Neptune 2016 LLC and the contingent consideration arising on the acquisition of Geronimo (all within NGV and Other). The performance of these assets (including changes in fair value) are included in our assessment of business performance for the relevant business units. 57

National Grid 2019/20 Full Year Results Statement 4. Exceptional items and remeasurements continued Remeasurements excluded from business performance are made up of the following categories: i. Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred; ii. Net gains/(losses) on financing derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the consolidated income statement in relation to risk management of interest rate and foreign exchange exposures. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt; iii. Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL; iv. Net gains/(losses) on financial liabilities measured at FVTPL comprises the change in the fair value (excluding changes due to own credit risk) of a financial liability that was designated at FVTPL on transition to IFRS 9 to reduce a measurement mismatch; and v. Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates. Items included within tax 2020 The Finance Act 2016, which was enacted on 15 September 2016, reduced the main UK corporation tax rate to 17% with effect from 1 April 2020. Deferred tax balances were calculated at this rate for the years ended 31 March 2017 to 2019. On 17 March 2020, the UK Government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020, resulting in the rate remaining at 19%. Deferred taxes at the reporting date have been measured using enacted tax rates and reflected in these financial statements, resulting in a £192 million deferred tax charge, principally due to the remeasurement of deferred tax liabilities. The treatment of this charge as exceptional is consistent with the treatment for the year ended 31 March 2017 when the original reduction in the tax rate was substantively enacted, resulting in the recognition of an exceptional tax credit of £94 million. 58

National Grid 2019/20 Full Year Results Statement 5. Finance income and costs 2020 2019 Notes £m £m Finance income Interest income on financial instruments: Bank deposits and other financial assets 48 54 Dividends received on equities held at fair value through other comprehensive income 2 2 Other income 20 17 70 73 Finance costs Net interest on pensions and other post-retirement benefit obligations (23) (22) Interest expense on financial liabilities held at amortised cost: Bank loans and overdrafts (73) (72) Other borrowings¹ (997) (970) Interest expense on financial liabilities held at fair value through profit and loss (22) (20) Derivatives (39) (43) Unwinding of discount on provisions (77) (74) Other interest (10) — Less: interest capitalised² 122 135 (1,119) (1,066) Remeasurements – Finance income Net (losses)/gains on financial assets held at fair value through profit and loss (16) 15 (16) 15 Remeasurements – Finance costs Net losses on financial liabilities held at fair value through profit and loss (49) (51) Net (losses)/gains on financing derivatives³: Derivatives designated as hedges for hedge accounting (13) (37) Derivatives not designated as hedges for hedge accounting 14 (3) (48) (91) Total remeasurements – Finance income and costs (64) (76) Finance income 54 88 Finance costs (1,167) (1,157) Net finance costs from continuing operations (1,113) (1,069) 1. Includes interest expense on lease liabilities (see note 10 for details). 2. Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.6% (2019: 3.9%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £15 million (2019: £19 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances. 3. Includes a net foreign exchange gain on financing activities of £66 million (2019: £264 million gain) offset by foreign exchange losses and gains on financing derivatives measured at fair value. 59

National Grid 2019/20 Full Year Results Statement

6. Tax

Tax charged/(credited) to the consolidated income statement - continuing operations

	2020 £m	2019 £m
Tax before exceptional items and remeasurements	433	488
Exceptional tax on items not included in profit before tax (see note 4)	192	—
Tax on other exceptional items and remeasurements	(145)	(149)
Total tax reported within exceptional items and remeasurements	47	(149)
Total tax charge from continuing operations	**480**	**339**

Tax as a percentage of profit before tax

	2020 %	2019 %
Before exceptional items and remeasurements – continuing operations	18.5	19.6
After exceptional items and remeasurements – continuing operations	27.4	18.4

	2020 £m	2019 £m
Current tax:		
UK corporation tax at 19% (2019: 19%)	179	132
UK corporation tax adjustment in respect of prior years	(4)	(12)
	175	120
Overseas corporation tax	(2)	8
Overseas corporation tax adjustment in respect of prior years	(41)	(40)
	(43)	(32)
Total current tax from continuing operations	**132**	**88**
Deferred tax:		
UK deferred tax	269	27
UK deferred tax adjustment in respect of prior years	6	2
	275	29
Overseas deferred tax	64	208
Overseas deferred tax adjustment in respect of prior years	9	14
	73	222
Total deferred tax from continuing operations	**348**	**251**
Total tax charge from continuing operations	**480**	**339**

Factors that may affect future tax charges

On 17 March 2020, the UK government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020. The main UK corporation tax rate therefore remains at 19%. Deferred tax balances have been calculated at this rate.

We will continue to monitor the developments driven by Brexit, the OECD's Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time, we do not expect this to have any material impact on our future tax charges. Governments across the world including the UK and the US have introduced various stimulus/reliefs for businesses to cope with the impact of the COVID-19 pandemic. We will monitor as the details become available for any that may materially impact our future tax charges.

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National Grid 2019/20 Full Year Results Statement

7. Earnings per share

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the business performance sub-totals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Purchased shares are held as treasury shares.

(a) Basic earnings per share

	Earnings 2020 £m	EPS 2020 pence	Earnings 2019 £m	EPS 2019 pence
Adjusted earnings from continuing operations	1,912	55.2	1,998	59.0
Exceptional items and remeasurements after tax from continuing operations	(639)	(18.4)	(499)	(14.7)
Earnings from continuing operations	1,273	36.8	1,499	44.3
Adjusted earnings from discontinued operations	5	0.2	57	1.7
Exceptional items and remeasurements after tax from discontinued operations	(14)	(0.5)	(45)	(1.4)
Earnings from discontinued operations	(9)	(0.3)	12	0.3
Total adjusted earnings	1,917	55.4	2,055	60.7
Total exceptional items and remeasurements after tax (including discontinued operations)	(653)	(18.9)	(544)	(16.1)
Total earnings	1,264	36.5	1,511	44.6

	2020 millions	2019 millions
Weighted average number of ordinary shares – basic	3,461	3,386

(b) Diluted earnings per share

	Earnings 2020 £m	EPS 2020 pence	Earnings 2019 £m	EPS 2019 pence
Adjusted earnings from continuing operations	1,912	55.0	1,998	58.8
Exceptional items and remeasurements after tax from continuing operations	(639)	(18.4)	(499)	(14.7)
Earnings from continuing operations	1,273	36.6	1,499	44.1
Adjusted earnings from discontinued operations	5	0.1	57	1.7
Exceptional items and remeasurements after tax from discontinued operations	(14)	(0.4)	(45)	(1.4)
Earnings from discontinued operations	(9)	(0.3)	12	0.3
Total adjusted earnings	1,917	55.1	2,055	60.5
Total exceptional items and remeasurements after tax (including discontinued operations)	(653)	(18.8)	(544)	(16.1)
Total earnings	1,264	36.3	1,511	44.4

	2020 millions	2019 millions
Weighted average number of ordinary shares – diluted	3,478	3,401

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National Grid 2019/20 Full Year Results Statement

8. Dividends

	2020			2019		
	Pence per share	**Cash dividend paid £m**	**Scrip dividend £m**	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	**16.57**	**335**	**241**	16.08	450	94
Final dividend in respect of the prior year	**31.26**	**557**	**517**	30.44	710	319
	47.83	**892**	**758**	46.52	1,160	413

The Directors are proposing a final dividend for the year ended 31 March 2020 of 32.0p per share that will absorb approximately £1,123 million of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 19 August 2020 to shareholders who are on the register of members at 3 July 2020 (subject to shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.

9. Discontinued operations and assets held for sale

In June 2019, the Group sold its remaining 39% interest in Cadent (held through its holding in Quadgas HoldCo Limited (Quadgas)). This interest had been classified as held for sale from 30 June 2018 until the date of disposal, as detailed in note 10 of the Annual Report and Accounts for the year ended 31 March 2020.

The aggregate carrying value of our investment in Quadgas at the disposal date was £1,956 million. This was comprised of the carrying value of the Group's equity interest in Quadgas of £1,494 million, a shareholder loan to Quadgas of £352 million and a derivative financial asset with a fair value of £110 million. The total sales proceeds were £1,965 million. The gain on disposal was £9 million.

Discontinued operations

We have treated the results and cash flows arising from Quadgas as a discontinued operation, as detailed in note 10 of the Annual Report and Accounts for the year ended 31 March 2020. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below:

Within the consolidated income statement - discontinued operations, we have recognised a net loss of £9 million, comprising:

- £23 million of operating costs relating to the final transaction costs and other expenses;
- £6 million of shareholder loan interest income and the tax charge thereon of £1 million; and
- £9 million gain on disposal noted above.

In the comparative period, we disclosed a profit of £12 million, comprising:

- £23 million of shareholder loan interest income and the tax charge thereon of £5 million;
- £38 million of income arising from our post-tax share of the profits of Quadgas Holdco Limited;
- An impairment charge of £43 million; and
- £1 million of other costs.

Within the consolidated cash flow statement - discontinued operations, we have recognised £97 million of operating cash outflows primarily in respect of voluntary contributions totalling £66 million paid to the Warm Homes Fund, the utilisation of provisions and the payment of the final transaction fees incurred in the period (2019: £71 million). Within investing activities we have recognised £6 million of interest receivable on the shareholder loan (2019: £23 million). In 2019, we also recognised £133 million of dividends received within investing activities, however no dividends were received in the current period.

Within the consolidated statement of other comprehensive income - discontinued operations, we have recognised a £6 million gain in relation to certain cash flow hedges. In the comparative period we recognised a gain of £36 million, principally relating to actuarial gains and losses on the Cadent pension scheme (net of deferred tax), which were reflected prior to the investment being classified as held for sale.

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National Grid 2019/20 Full Year Results Statement

10. Property plant and equipment

The analysis of property plant and equipment as at 31 March 2020 is as follows:

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction[1] £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2019 (as previously reported)	3,338	54,383	4,425	930	63,076
Right-of-use assets recognised on transition to IFRS 16[1]	381	67	—	20	468
Cost at 1 April 2019 (as restated)	3,719	54,450	4,425	950	63,544
Exchange adjustments	98	1,511	53	33	1,695
Additions	130	464	4,029	104	4,727
Disposals	(79)	(486)	(9)	(65)	(639)
Reclassifications[2,3]	29	4,303	(4,433)	14	(87)
Cost at 31 March 2020	3,897	60,242	4,065	1,036	69,240
Accumulated depreciation at 1 April 2019	(778)	(17,794)	—	(591)	(19,163)
Exchange adjustments	(16)	(372)	—	(20)	(408)
Depreciation charge for the year	(92)	(1,252)	—	(120)	(1,464)
Disposals	36	464	—	58	558
Reclassifications[2]	3	(7)	—	11	7
Accumulated depreciation at 31 March 2020	(847)	(18,961)	—	(662)	(20,470)
Net book value at 31 March 2020	**3,050**	**41,281**	**4,065**	**374**	**48,770**
Net book value at 31 March 2019	2,560	36,589	4,425	339	43,913

1. £468 million of additional right-of-use assets were recognised on transition to IFRS 16 on 1 April 2019. See note 14 for details.
2. Represents amounts transferred between categories, (to)/from other intangible assets, reclassifications from inventories and reclassifications between cost and accumulated depreciation.
3. Comprises an £87 million reduction in gross cost of assets in the course of construction in our UK Electricity Transmission business for costs previously capitalised and accrued as due to a supplier that are no longer payable.

Right-of-use assets:

Included within the net book value of property, plant and equipment at 31 March 2020 are right-of-use assets, split as follows:

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 31 March 2020	364	95	—	225	684
Additions	10	1	—	73	84
Depreciation charge for the year ended 31 March 2020	(29)	(16)	—	(72)	(117)

The following balances have been included in the income statement for the year ended 31 March 2020 in respect of leased assets:

	Total £m
Included within net finance income and costs:	
Interest expense on lease liabilities	(26)
Included within revenue:	
Lease income	35
Included within operating expenses:	
Expenses relating to low-value leases	(12)

63

National Grid 2019/20 Full Year Results Statement

10. Property plant and equipment continued

Gas asset lives:

The role that gas networks play in the pathway to achieving the greenhouse gas emissions reductions targets set in the jurisdictions in which we operate is currently uncertain. However, we believe the gas assets which we own and operate today will continue to have a crucial role in maintaining security, reliability and affordability of energy beyond 2050, although the scale and purpose for which the networks will be used is dependent on technological developments and policy choices of governments and regulators.

- In the UK, the gas mains, services and regulating assets relating to the National Transmission System (NTS) were subject to a detailed review in January 2019. The most material components of these are our pipeline assets, which are due to be fully depreciated by 2070, with other assets being depreciated over various periods between now and then. That review was undertaken prior to the UK enacting legislation committing to net zero by 2050, but considered scenarios which included an extension of the emissions reduction targets (80% emissions reduction target at the time of the report). The review concluded that the most likely outcome was for the NTS network assets to remain in use beyond 2050, including in those scenarios where the greenhouse gas emissions of gas networks were largely eliminated.

  We do not believe developments since January 2019 would change the conclusions of this review.

- With respect to our US gas distribution assets, asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding. Depreciation studies consider the physical condition of assets and the expected operational life of an asset. We believe these assessments are our best estimate of the UEL of our gas network assets in the US.

  The weighted average remaining UEL for our US gas distribution fixed asset base is circa 50 years, however a sizeable proportion of our assets are assumed to have UELs which extend beyond 2080. We continue to believe the lives identified by rate proceedings are the best estimate of the assets' UELs, although we continue to keep this assumption under review as we learn more about possible future pathways towards net zero. Whilst the targets, goals and ambitions have now been formalised in legislation in the states in which we operate, there is widespread recognition that work needs to be done to define the possible future decarbonisation pathways.

  Asset depreciation lives feed directly into our regulatory recovery mechanisms, such that any shortening of asset recovery periods as agreed with regulators should be recoverable through future rates, subject to agreement, over future periods, as part of wider considerations around ensuring the continuing affordability of gas in our service territories.

Given the uncertainty described relating to the UELs of our gas assets, below we provide a sensitivity on the depreciation charge for our UK and US regulated segments were a shorter UEL presumed:

	Increase in depreciation expense	
	UK regulated £m	US regulated £m
UELs limited to 2050	37	151
UELs limited to 2060	13	66
UELs limited to 2070	—	26

Note that this sensitivity calculation excludes any assumptions regarding residual value for our asset base and the effect shortening asset depreciation lives would expect to have on our regulatory recovery mechanisms.

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National Grid 2019/20 Full Year Results Statement

11. Pensions and other post-retirement benefit obligations

	2020 £m	2019 £m
Present value of funded obligations	**(24,281)**	(24,609)
Fair value of plan assets	**23,748**	24,793
	(533)	184
Present value of unfunded obligations	**(345)**	(330)
Other post-employment liabilities	**(75)**	(72)
Net defined benefit liability	**(953)**	(218)
Represented by:		
Liabilities	**(2,802)**	(1,785)
Assets	**1,849**	1,567
	(953)	(218)

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 31 March 2020 was a liability of £953 million compared to a liability of £218 million at 31 March 2019. The movement of £735 million primarily reflects asset performance being less than the discount rate (including the pensions buy-ins detailed below), and changes in US actuarial assumptions resulting in an increase in liabilities partially offset by changes in UK actuarial assumptions resulting in a decrease in liabilities, and employer contributions paid over the accounting period.

Actuarial Assumptions:

	UK pensions	
	2020 %	2019 %
Discount rate – past service	**2.35**	2.40
Discount rate – future service	**2.35**	2.45
Salary increases	**2.90**	3.50
Rate of increase in RPI – past service	**2.65**	3.25
Rate of increase in RPI – future service	**2.45**	3.20

	US pensions	
	2020 %	2019 %
Discount rate	**3.30**	3.95
Salary increases	**3.50**	3.50

	US other post-retirement benefits	
	2020 %	2019 %
Discount rate	**3.30**	3.95
Salary increases	**3.50**	3.50
Initial healthcare cost trend rate	**7.00**	7.25
Ultimate healthcare cost trend rate	**4.50**	4.50

Impact of COVID-19:

The markets for unquoted investments are illiquid and the valuations that have been provided by fund managers as at 31 March 2020 may be based on valuation models that have unobservable inputs. Given the current market volatility that has arisen as a result of COVID-19, this means that the prices provided are subject to additional estimation uncertainty. Sensitivity analyses for changes in private equity, property and diversified alternative valuations have been provided below.

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National Grid 2019/20 Full Year Results Statement

11. Pensions and other post-retirement benefit obligations continued

	2020		2019	
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Pension assets:				
Change in value of unquoted equities by 10%	—	381	—	415
Change in value of unquoted properties by 10%	—	89	—	107
Change in value of unquoted diversified alternatives by 10%	—	152	—	142

Pensions buy-ins:

During the year, the Trustees of the NGUKPS entered into two buy-in arrangements in order to manage various risks. The policies provide bulk annuities in respect of some pensioner and dependant members of Sections A and B of NGUKPS and were funded by existing assets. In Section A, £2.8 billion of gilts were exchanged for a buy-in policy with Rothesay Life. In Section B, £1.6 billion of gilts were exchanged for a buy-in policy with Legal & General. Both policies are held by the Trustee. For both transactions, the pricing of the policies was highly competitive; however, under IAS 19 the methodology for calculating the value of the buy-ins (as an asset held by the pension plan) differs from the price paid. This resulted in the recognition of an actuarial loss of £0.7 billion on purchase, recorded within the consolidated statement of other comprehensive income.

12. Reconciliation of net cash flow to movement in net debt

	2020 £m	2019 £m
Decrease in cash and cash equivalents	(183)	(80)
Decrease in financial investments	(7)	(822)
Increase in borrowings and related derivatives[1]	(23)	(708)
Net interest paid on the components of net debt[2]	888	866
Change in debt resulting from cash flows	675	(744)
Changes in fair value of financial assets and liabilities and exchange movements	(1,081)	(1,648)
Net interest charge on the components of net debt	(1,097)	(1,076)
Other non-cash movements	(84)	(27)
Movement in net debt (net of related derivative financial instruments) in the year	(1,587)	(3,495)
Net debt (net of related derivative financial instruments) at start of year	(26,529)	(23,002)
Impact of transition to IFRS 16 (2019: IFRS 9)	(474)	(32)
Net debt (net of related derivative financial instruments) at end of year	**(28,590)**	(26,529)

1. The derivatives balance included in net debt excludes the commodity derivative assets of £125 million (2019: assets of £2 million).
2. Excludes £6 million (2019: £23 million) cash interest from the Quadgas shareholder loan included within discontinued operations in the cash flow statement.

66

National Grid 2019/20 Full Year Results Statement 12. Reconciliation of net cash flow to movement in net debt continued 2020 2019 £m £m Cash flows per financing activities section of cash flow statement: Proceeds received from loans 4,218 2,932 Repayment of loans (3,253) (1,969) Payments of lease liabilities (121) (70) Net movements in short-term borrowings (424) 179 Net movements in derivatives (187) 35 Interest paid (957) (914) Cash flows per financing activities section of cash flow statement (724) 193 Adjustments: Non-net debt-related items 34 24 Derivative cash inflow in relation to capital expenditure 13 13 Derivative cash flows per investing section of cash flow statement (223) (412) Cash flows relating to financing liabilities within net debt (900) (182) Analysis of changes in net debt: Borrowings (450) 240 Financing derivatives (450) (422) Cash flow movements relating to financing liabilities within net debt (900) (182) 13. Net debt Net debt is comprised as follows: 2020 2019 £m £m Cash, cash equivalents and financial investments 2,071 2,233 Borrowings¹ (30,794) (28,730) Financing derivatives² 133 (32) (28,590) (26,529) 1. The borrowings balance includes £735 million of lease liabilities under IFRS 16. 2. The derivatives balance included in net debt excludes the commodity derivative liabilities of £125 million (2019: assets of £2 million). 67

National Grid 2019/20 Full Year Results Statement 14. Transition to IFRS 16 The Group has adopted IFRS 16 ‘Leases’, with effect from 1 April 2019. IFRS 16 introduces a single lease accounting model for lessees (rather than the current distinction between operating and finance leases). A contract is, or contains, a lease, if it provides the right to control the use of an identified asset for a specific period of time in exchange for consideration. The new standard results in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It therefore increases both our assets and liabilities (including net debt). It also changes the timing and presentation in the consolidated income statement as it results in an increase in finance costs and depreciation largely offset by a reduction in the previously straight-line operating costs. Transition options We have applied IFRS 16 using the modified retrospective approach. Comparatives have not been restated on adoption. Instead, on the opening balance sheet date, right-of-use assets (net of accrued rent or rent-free periods, and reported within property, plant and equipment), additional lease liabilities (reported within borrowings) and any associated deferred tax have been recognised, with no cumulative transition adjustment to reflect through retained earnings. For short-term leases (lease term of 12 months or less) and leases of low- value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis as permitted by IFRS 16. We elected to apply the practical expedient to grandfather our previous assessments of whether contracts were previously accounted for as a lease, as permitted by the standard, instead of reassessing all significant contracts as at the date of initial application to determine whether they met the IFRS 16 definition of a lease. We have elected to apply the practical expedient on transition, which permits right-of-use assets to be measured at an amount equal to the lease liability on adoption of the standard (adjusted for any prepaid or accrued lease expenses). In addition, we have also elected the option to adjust the carrying amounts of the right-of-use assets as at 1 April 2019 for any onerous lease provisions that had been recognised on the Group consolidated statement of financial position as at 31 March 2020, rather than performing impairment assessments on transition. Impact of transition At 31 March 2019, the Group disclosed non-cancellable operating lease commitments of £0.3 billion, of which the majority were in the US. A further £0.4 billion of lease liabilities were recognised due to the requirement in IFRS 16 to recognise lease liabilities for the term that we are reasonably certain to exercise lease extension or lease termination options for, rather than only for the period of the minimum contractual term that was used in determining our lease liability commitments. This was partially offset by the £0.2 billion impact of discounting our lease liabilities at the incremental borrowing rate for each lease. The weighted average discount rate applied to lease liabilities recognised on the transition date was 2.8%. There were some immaterial short-term and low- value leases, which will be recognised on a straight-line basis as an expense in the consolidated income statement over the remaining lease term. 68

National Grid 2019/20 Full Year Results Statement 14. Transition to IFRS 16 continued As a result, the Group has recognised additional right-of-use assets of £0.5 billion and lease liabilities (which are included within net debt) of £0.5 billion at 1 April 2019. No additional net deferred tax has arisen. The transition adjustment is in addition to the £270 million of finance leases already recognised on the consolidated statement of financial position under IAS 17. There has been no impact on net assets as shown in the table below, which shows the impacted balances from the Group consolidated statement of financial position. 31 March 2019 IFRS 16 As previously transition 1 April 2019 reported adjustments As restated Impact of transition £m £m £m Property, plant and equipment – Right-of-use assets Land and buildings 2,560 381 2,941 Plant and machinery 36,589 67 36,656 Assets in the course of construction 4,425 — 4,425 Motor vehicles and office equipment 339 20 359 Total property, plant and equipment 43,913 468 44,381 Borrowings – Lease liabilities Current (65) (48) (113) Non-current (205) (426) (631) Total lease liabilities (270) (474) (744) Other liabilities Trade and other payables (3,769) 3 (3,766) Other non-current liabilities (808) 3 (805) Net assets 19,369 — 19,369 Equity Total equity 19,369 — 19,369 The impact of IFRS 16 on profit after tax as a result of adopting the new standard is not material. However, it has resulted in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges. The impact on the cash flow statement has also not been material, although there has been an increase in operating cash flows and decrease in financing cash flows, because repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities rather than operating cash flows. Ongoing accounting policy With effect from 1 April 2019, new lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The right-of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term, plus any other costs. The discount rate applied is the rate implicit in the lease or if that is not available, then the incremental rate of borrowing for a similar term and similar security. The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis. 69

National Grid 2019/20 Full Year Results Statement 15. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC On 11 July 2019, National Grid Ventures acquired 100% of the share capital of Geronimo Energy LLC (Geronimo) and 51% of Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). Geronimo is a leading developer of wind and solar generation based in Minneapolis in the US, and the acquisition is a significant step in National Grid’s commitment to the decarbonisation agenda, towards developing and growing a large-scale renewable generation business in the US, and delivering sustainable, reliable and efficient energy. This is National Grid’s first ownership stake in wind generation and an expansion of our activities in solar generation. Whilst Geronimo develops the assets, Emerald has a right of first refusal to buy, build and operate those assets. The total consideration was £209 million, satisfied by a combination of cash and contingent consideration. The contingent consideration has been recorded within trade and other payables for the amount payable within one year, with the remainder recorded within other non-current liabilities. The fair value of contingent consideration recognised is determined as the present value of our best estimate of the value that we will be required to pay, taking into consideration management’s estimates of the volume of successful development activity by Geronimo over the relevant period. The fair values of the assets and liabilities recognised from both the acquisition of the subsidiary, Geronimo, and the joint venture, Emerald, are set out below. £m Intangible assets 5 Property, plant and equipment 1 Investment in joint venture – Emerald 90 Cash 2 Other identifiable assets and liabilities 30 Total identifiable assets 128 Goodwill 81 Total consideration transferred 209 Satisfied by: Contingent consideration – Geronimo 70 Cash consideration – Geronimo 49 Cash consideration – Emerald 90 209 The goodwill arising from the acquisition comprises the value associated with the potential future projects that will be developed by Geronimo as well as the expertise of the management team that have been acquired, neither of which qualify for recognition as tangible or intangible assets. At the acquisition date, there were no material contingent liabilities. Subsequent to the acquisition date, we made an additional capital contribution of £50 million into Emerald. Total acquisition-related costs of £3 million have been recognised within operating costs within the consolidated income statement, of which £1 million was recognised in the year ended 31 March 2020. Geronimo earns revenue from selling its development stage assets to Emerald and other third parties. Emerald generates revenue from the assets it purchases from Geronimo once they are operational and has no other business. Neither entity has generated significant revenues or profits for the period between the acquisition date and the reporting date. Even if the acquisition had completed on 1 April 2019, there would have been no significant revenues or profits. 70

National Grid 2019/20 Full Year Results Statement 16. Post balance sheet events In the period between 31 March 2020 and 17 June 2020, there have continued to be substantial environmental, economic and social changes in both the UK and US. These have had, and will continue to have, significant ramifications for the Group. Other than as disclosed in respect of those areas where forward-looking forecasts are relevant (notably goodwill impairment reviews, expected credit losses on financial instruments including trade receivables and the presumption of the going concern basis generally), none of these developments have impacted or caused adjustment to the financial statements. 71

National Grid 2019/20 Full Year Results Statement

Alternative performance measures/non-IFRS reconciliations

Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, capital investment, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group Return on Equity (RoE), UK and US regulatory RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.

We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's Annual Performance Plan (APP) and Long-Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative performance measures

Net revenue

Net revenue is revenue less pass-through costs, such as UK system balancing costs, gas and electricity commodity costs in the US and, prior to the adoption of IFRS 15, payments to other UK network owners. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2020			2019		
Year ended 31 March	**Gross revenue £m**	**Pass-through costs £m**	**Net revenue £m**	Gross revenue £m	Pass-through costs £m	Net revenue £m
UK Electricity Transmission	**3,702**	**(1,528)**	**2,174**	3,351	(1,397)	1,954
UK Gas Transmission	**927**	**(242)**	**685**	896	(227)	669
US Regulated	**9,205**	**(3,460)**	**5,745**	9,846	(3,978)	5,868
NGV and Other	**736**	**—**	**736**	876	—	876
Sales between segments	**(30)**	**—**	**(30)**	(36)	—	(36)
Total	**14,540**	**(5,230)**	**9,310**	14,933	(5,602)	9,331

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National Grid 2019/20 Full Year Results Statement

Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year.

The various measures are presented on pages 16 – 21 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2019/20, as highlighted below, our underlying results exclude £147 million (2018/19: £108 million) of timing differences. We have not excluded major storm costs this year as costs were below our $100 million storm cost timing threshold (2018/19: £93 million). We expect to recover major storm costs incurred through regulatory mechanisms in the US.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the weighted average US dollar exchange rate for the year ended 31 March 2020, which was $1.29 to £1.00. The weighted average rate for the year ended 31 March 2019, was $1.31 to £1.00. Assets and liabilities as at 31 March 2020 have been retranslated at the closing rate at 31 March 2020 of $1.24 to £1.00. The closing rate for the reporting date 31 March 2019 was $1.30 to £1.00.

Reconciliation of statutory, adjusted and underlying profits and earnings – at actual exchange rates – continuing operations

Year ended 31 March 2020	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	1,316	4	1,320	(146)	—	1,174
UK Gas Transmission	347	1	348	54	—	402
US Regulated	880	517	1,397	239	—	1,636
NGV and Other	237	5	242	—	—	242
Total operating profit	2,780	527	3,307	147	—	3,454
Net finance costs	(1,113)	64	(1,049)	—	—	(1,049)
Share of post-tax results of joint ventures and associates	87	1	88	—	—	88
Profit before tax	1,754	592	2,346	147	—	2,493
Tax	(480)	47	(433)	(45)	—	(478)
Profit after tax	1,274	639	1,913	102	—	2,015

Year ended 31 March 2019	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	778	237	1,015	77	—	1,092
UK Gas Transmission	267	36	303	38	—	341
US Regulated	1,425	299	1,724	(223)	93	1,594
NGV and Other	400	—	400	—	—	400
Total operating profit	2,870	572	3,442	(108)	93	3,427
Net finance costs	(1,069)	76	(993)	—	—	(993)
Share of post-tax results of joint ventures and associates	40	—	40	—	—	40
Profit before tax	1,841	648	2,489	(108)	93	2,474
Tax	(339)	(149)	(488)	36	(24)	(476)
Profit after tax	1,502	499	2,001	(72)	69	1,998

73

National Grid 2019/20 Full Year Results Statement

Reconciliation of adjusted and underlying profits – at constant currency

		At constant currency				
Year ended 31 March 2019	**Adjusted at actual exchange rate £m**	Constant currency adjustment £m	**Adjusted £m**	Timing £m	Major storm costs £m	**Underlying £m**
UK Electricity Transmission	**1,015**	—	**1,015**	77	—	**1,092**
UK Gas Transmission	**303**	—	**303**	38	—	**341**
US Regulated	**1,724**	25	**1,749**	(226)	94	**1,617**
NGV and Other	**400**	1	**401**	—	—	**401**
Total operating profit	**3,442**	26	**3,468**	(111)	94	**3,451**
Net finance costs	**(993)**	(11)	**(1,004)**	—	—	**(1,004)**
Share of post-tax results of joint ventures and associates	**40**	—	**40**	—	—	**40**
Profit before tax	**2,489**	15	**2,504**	(111)	94	**2,487**

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit before tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Year ended 31 March 2020	**Profit after tax £m**	**Non-controlling interest £m**	**Profit after tax attributable to the parent £m**	**Weighted average number of shares Millions**	**Earnings per share pence**
Statutory	**1,274**	**(1)**	**1,273**	**3,461**	**36.8**
Adjusted (also referred to as Headline)	**1,913**	**(1)**	**1,912**	**3,461**	**55.2**
Underlying	**2,015**	**(1)**	**2,014**	**3,461**	**58.2**

Year ended 31 March 2019	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	1,502	(3)	1,499	3,386	44.3
Adjusted (also referred to as Headline)	2,001	(3)	1,998	3,386	59.0
Underlying	1,998	(3)	1,995	3,386	58.9

74

National Grid 2019/20 Full Year Results Statement

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to "over and under-recoveries". A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	**UK Gas Transmission £m**	**US Regulated £m**	**Total £m**
1 April 2019 opening balance[1]	**(127)**	**59**	**471**	**403**
Over/(under) recovery	**146**	**(54)**	**(239)**	**(147)**
31 March 2020 closing balance to (recover)/return[2]	**19**	**5**	**232**	**256**

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
1 April 2018 opening balance[1]	(41)	97	245	301
Over/(under) recovery	(77)	(38)	226	111
31 March 2019 closing balance to (recover)/return[2]	(118)	59	471	412

1. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US.
2. US over/(under) recovery and all US Regulated balances have been translated using the average exchange rate for the year ended 31 March 2020. The over-recovered closing balance at 31 March 2020 was £264 million (translated at the closing rate of \$1.24:£1). The closing balance at 31 March 2019 was £407 million (translated at the closing rate of \$1.30:£1).

Capital investment

'Capital investment' or 'investment' refer to additions to property, plant and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. We also include the Group's investments by National Grid Partners during the period, which are classified for IFRS purposes as non-current financial assets in the Group's consolidated statement of financial position.

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			**At constant currency**		
Year ended 31 March	**2020 £m**	2019 £m	% change	**2020 £m**	2019 £m	% change
UK Electricity Transmission	**1,043**	925	13	**1,043**	925	13
UK Gas Transmission	**249**	308	(19)	**249**	308	(19)
US Regulated	**3,228**	2,650	22	**3,228**	2,688	20
NGV and Other	**559**	438	28	**559**	439	27
Group capital expenditure	**5,079**	4,321	18	**5,079**	4,360	16
Equity investment, funding contributions and loans to joint ventures and associates[1]	**56**	127	(56)	**56**	128	(56)
Acquisition of Geronimo and Emerald	**209**	—	n/a	**209**	—	n/a
Increase in financial assets (National Grid Partners)	**61**	58	5	**61**	59	3
Group capital investment	**5,405**	4,506	20	**5,405**	4,547	19

1. Excludes £15 million (2019: £47 million) equity contribution to the St William Homes LLP joint venture.

75

National Grid 2019/20 Full Year Results Statement Net debt See notes 12 and 13 for reconciliation of net debt. Funds from operations and interest cover FFO is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. 2020 2019 Year ended 31 March £m £m Interest expense (income statement) 1,119 1,066 Hybrid interest reclassified as dividend (39) (51) Capitalised interest 122 135 Pensions interest adjustment 16 (4) Interest on lease rentals adjustment — 11 Unwinding of discount on provisions (77) (74) Other interest adjustments — 1 Adjusted interest expense 1,141 1,084 Net cash inflow from operating activities 4,715 4,389 Interest received on financial instruments 73 68 Interest paid on financial instruments (957) (914) Dividends received 75 201 Working capital adjustment (269) (40) Excess employer pension contributions 176 260 Hybrid interest reclassified as dividend 39 51 Lease rentals — 34 Difference in net interest expense in income statement to cash flow (187) (186) Difference in current tax in income statement to cash flow 67 (13) Current tax related to prior periods (45) (52) Cash flow from discontinued operations (97) (71) Funds from operations (FFO) 3,590 3,727 FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 4.1 x 4.4 x 1. Numbers for 2019 reflect the calculations for the total Group as based on the published accounts for that year. 76

National Grid 2019/20 Full Year Results Statement

Retained cash flow/adjusted net debt

RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculated RCF/adjusted net debt applying the methodology used by Moody's, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

Year ended 31 March	2020 £m	2019 £m
Funds from operations (FFO)	**3,590**	3,727
Hybrid interest reclassified as dividend	**(39)**	(51)
Ordinary dividends paid to shareholders	**(892)**	(1,160)
RCF (net of share buybacks)	**2,659**	2,516
Borrowings	**30,794**	28,730
Less:		
50% hybrid debt	**(1,054)**	(1,039)
Cash and cash equivalents	**(73)**	(252)
Financial and other investments	**(1,278)**	(1,311)
Underfunded pension obligations	**1,442**	845
Operating leases adjustment	**—**	248
Derivative balances removed from debt	**(116)**	141
Currency swaps	**203**	38
Nuclear decommissioning liabilities reclassified as debt	**6**	18
Collateral – cash received under collateral agreements	**(785)**	(558)
Accrued interest removed from short-term debt	**(246)**	(223)
Adjusted net debt (includes pension deficit)	**28,893**	26,637
RCF (net of share buybacks)/adjusted net debt	**9.2%**	**9.4%**

Regulatory Performance Measures

Regulated financial performance

Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Year ended 31 March	2020 £m	2019 £m
Adjusted operating profit	**1,320**	1,015
Movement in regulatory 'IOUs'	**(99)**	174
Deferred taxation adjustment	**63**	64
RAV indexation (average 3% long-run inflation)	**406**	391
Regulatory vs IFRS depreciation difference	**(459)**	(394)
Fast money/other	**26**	72
Pensions	**(52)**	(51)
Performance RAV created	**119**	90
Regulated financial performance	**1,324**	1,361

77

National Grid 2019/20 Full Year Results Statement

UK Gas Transmission

Year ended 31 March	2020 £m	2019 £m
Adjusted operating profit	**348**	303
Movement in regulatory 'IOUs'	**67**	68
Deferred taxation adjustment	**25**	8
RAV indexation (average 3% long-run inflation)	**185**	179
Regulatory vs IFRS depreciation difference	**(77)**	(42)
Fast money/other	**(17)**	(10)
Pensions	**(34)**	(33)
Performance RAV created	**(24)**	(30)
Regulated financial performance	**473**	443

US Regulated

Year ended 31 March	2020 £m	2019 £m
Adjusted operating profit	**1,397**	1,724
Bad debt provision (COVID-19)[1]	**117**	—
Major storm costs	**—**	93
Timing	**239**	(223)
US GAAP pension adjustment	**(4)**	(80)
Regulated financial performance	**1,749**	1,514

1. US Regulated financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related bad and doubtful debt costs.

Total regulated financial performance

Year ended 31 March	2020 £m	2019 £m
UK Electricity Transmission	**1,324**	1,361
UK Gas Transmission	**473**	443
US Regulated	**1,749**	1,514
Total regulated financial performance	**3,546**	3,318

US timing, major storms and movement in UK regulatory 'IOUs' – Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years. In the UK, this is calculated as the movement in other regulated assets and liabilities.

Performance RAV – UK performance efficiencies are in-part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK, this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US, it is the difference between IFRS and US GAAP pension charges.

3% RAV indexation – Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 3% (long-run RPI inflation assumption).

UK deferred taxation adjustment – Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (a) IFRS underlying EBITDA less other regulatory adjustments; and (b) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

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National Grid 2019/20 Full Year Results Statement

Regulatory depreciation – US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment – The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

Regulated asset base

The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990, and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore, it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below.

'Total Regulated and other balances' includes the under or over-recovery of revenues that National Grid's UK regulated businesses target to collect in any year, which are based on the regulator's forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.

The investment in 'NGV and other businesses' includes net assets excluding pensions, tax and items related to the UK Gas Distribution sale.

As at 31 March (£m at constant currency)	RAV, rate base or other business balances		Total Regulated and other balances	
	2020	2019[1]	**2020[2,3]**	2019[1,2,3]
UK Electricity Transmission	**14,133**	13,537	**13,769**	13,291
UK Gas Transmission	**6,298**	6,155	**6,305**	6,099
US Regulated	**20,644**	18,407	**22,435**	20,394
Total regulated	**41,075**	38,099	**42,509**	39,784
NGV and other businesses	**4,105**	3,351	**3,591**	2,672
Total Group regulated and other balances	**45,180**	41,450	**46,100**	42,456

1. Figures relating to prior periods have, where appropriate been represented at constant currency, for opening balance adjustments following the completion of the regulatory reporting pack process in 2019, and reclassifications between US rate base and US other balances.
2. Includes totex-related regulatory IOUs of £411 million (2019: £519 million), over-recovered timing balances of £24 million (2019: £68 million under-recovered) and under-recovered legacy balances related to previous price controls of £78 million (2019: £149 million).
3. Includes assets for construction work-in-progress of £1,510 million (2019: £1,813 million), other regulatory assets related to timing and other cost deferrals of £642 million (2019: £189 million) and net working capital liabilities of £361 million (2019: £15 million).

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National Grid 2019/20 Full Year Results Statement

US rate base and total regulated assets for 31 March 2019 have been restated in the table above at constant currency. At actual currency the values were £17.6 billion and £19.5 billion respectively.

Other business balances and other assets/invested capital for 31 March 2019 have been restated in the table above for the impact of IFRS 16 leases and constant currency. At actual currency the values were £2.8 billion and £2.7 billion respectively.

Asset growth
Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of National Grid Ventures and National Grid Partners) calculated at constant currency.

Group return on equity (RoE)
Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests.

We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below.

Calculation: Regulatory financial performance including a long-run assumption of 3% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets:

- adjusted interest removes interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;
- adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and
- equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year.

Years ended 31 March	2020 £m	2019 £m
Regulated financial performance	3,546	3,318
Operating profit of other activities	269	424
Group financial performance	3,815	3,742
Share of post-tax results of joint ventures and associates	88	40
Non-controlling interests	(1)	(3)
Adjusted Group interest charge	(1,069)	(1,037)
Group tax charge	(433)	(488)
Tax on adjustments	(117)	(34)
Group financial performance after interest and tax	2,283	2,220
Opening rate base/RAV	37,459	35,045
Opening other balances	3,304	2,298
Opening goodwill	5,938	5,852
Opening capital employed	46,701	43,195
Opening net debt	(27,194)	(24,345)
Opening equity	19,507	18,850
Return on Equity	11.7%	11.8%

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National Grid 2019/20 Full Year Results Statement

UK and US regulated RoE

Years ended 31 March %	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity	
		2020 %	2019 %	2020 %	2019 %
UK Electricity Transmission	60/40	13.5	13.7	10.2	10.2
UK Gas Transmission	62.5/37.5	9.8	9.5	10.0	10.0
US Regulated	Avg. 50/50	9.3	8.8	9.4	9.4

UK regulated RoE
UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that RPI inflation is equal to a long-run assumption of 3%. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e., regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

This is an important measure of UK regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of the APP scheme.

The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

US regulated RoE
US regulated RoE is a measure of how a business is performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

This is an important measure of our US regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of the APP scheme.

The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS for the RoE measure has been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base.

The table below shows the principal differences between the IFRS result of the US Regulated segment, and the 'return' used to derive the US RoE. In outlining these differences, we also include the result for the US regulated Operating Companies (OpCo) entities aggregated under US GAAP.

In respect of 2018/19, this measure is the aggregate operating profit of our US OpCo entities' publicly available financial statements prepared under US GAAP. For 2019/20, this measure represents our current estimate, since local financial statements have yet to be prepared.

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National Grid 2019/20 Full Year Results Statement

	2020 £m	2019 £m
Underlying IFRS operating profit for US regulated segment	**1,636**	1,594
Weighted average £/$ exchange rate	**1.287**	1.305

	2020 $m	2019 $m
Underlying IFRS operating profit for US regulated segment	**2,105**	2,081
Adjustments to convert to US GAAP as applied in our US OpCo entities		
Adjustment in respect of customer contributions	**(50)**	(50)
Pension accounting differences[1]	**(13)**	(10)
Environmental charges recorded under US GAAP	**(94)**	(117)
Storm costs and recoveries recorded under US GAAP	**(9)**	(112)
Other regulatory deferrals, amortisation and other items	**3**	121
Results for US regulated OpCo entities, aggregated under US GAAP	**1,942**	1,913
Adjustments to determine regulatory operating profit used in US RoE		
Levelisation revenue adjustment	**(122)**	(48)
Adjustment for COVID-19 related provision for bad and doubtful debts[2]	**150**	—
Net other	**51**	(1)
Regulatory operating profit	**2,021**	1,864
Pensions[1]	**19**	(95)
Regulatory interest charge	**(491)**	(457)
Regulatory tax charge	**(408)**	(345)
Regulatory earnings used to determine US RoE	**1,141**	967

1. Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
2. US RoE is not impacted by the COVID-19 related provision for bad and doubtful debts and includes an adjustment reflecting our expectation for future recovery of these costs.

	2020 $m	2019 $m
US equity base (average for the year)	**12,331**	11,045
US RoE	**9.3%**	8.8%

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'Totex'. The definition of Totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

Value Added and Value Added per Share and Value Growth

Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.

Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Growth and Value Added section on page 9.

Value added per share is calculated by dividing value added by the weighted average number of shares (3,461 million) set out in note 7.

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National Grid 2019/20 Full Year Results Statement Value Growth of 10.4% (2018/19: 11.5%) is derived from Value Added by adjusting Value Added to normalise for a 3% long-run RPI inflation rate. In 2019/20, the numerator for Value Growth was £2,068 million (2018/19: £2,166 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements. Regulatory gearing Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at March 2019 are presented at historical exchange rates and have not been restated for opening balance adjustments. 2020 2019 As at 31 March £m £m UK RAV 20,431 19,692 US rate base 20,644 17,565 41,075 37,257 Other invested capital included in gearing calculation 4,105 2,815 Total assets included in gearing calculation 45,180 40,072 Net debt (including 100% of hybrid debt) (28,590) (26,529) change Group gearing (based on 100% of net debt) 63% 66% 3% pts Group gearing (excluding 50% of hybrid debt from net debt) 61% 64% 3% pts 83